Exhibit 99.3

CLEARWAVE N.V.

ANNUAL REPORT 2003

ClearWave N.V.

ClearWave N.V.

MANAGING DIRECTORS' REPORT

ClearWave N.V. ("the Company"), a public company with limited liability, created on September 17th, 1999, develops and operates wireless telecommunications networks in Central and Eastern Europe. The Company currently, either directly or indirectly, has cellular operations in Romania through its operating subsidiary MobiFon S.A. and in the Czech Republic through its operating subsidiary, Cesky Mobil a.s.

As at December 31, 2003, Telesystem International Wireless Inc. ["TIW"], together with its wholly owned subsidiary, Telesystem International Wireless Corporation N.V. ["TIWC"], had an 86.8% (85.6% in 2002) equity interest and a 95.3% (94.9% in 2002) voting interest in the Company. TIW and TIWC hold respectively 14.7% and 80.6% voting rights and 41.3% and 45.5% equity. As at December 31, 2003 the Company owned 100% of the equity and voting rights of MobiFon Holdings B.V., which owned 57.7% (53.4% in 2002) of the equity and voting rights of MobiFon S.A.. The Company also owned 24.2% and 50.8% of the equity and voting rights, respectively, of TIW Czech N.V., which owned 96.25% (95.46% in 2002) of the equity and voting rights of Cesky Mobil a.s.

On June 27, 2003, MobiFon Holdings, closed a $225 million issue of 12.5% Senior Notes by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds from the offering, after deducting issuance expenses, were $210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the note holders and $182.5 million was paid to the Company as a reduction of intercompany loans. The Company utilized a portion of the proceeds to fully repay the demand notes to TIW and, as a result of a June 30, 2003 dividend declaration of $1.69 per share totaling $142.1 million, made distributions of share premium to shareholders, excluding $8.0 million in related withholding taxes, totaling $134.1 million on July 9, 2003.

The Company's earnings for the period total US$ 42,288,000 (US$ 12,014,000 in 2002) and does expect to receive dividend in 2004. In 2003, the Company had one employee, employed in the Netherlands.

The Company is a reporting issuer for the purposes of Canadian securities acts. Reference is made to the Company's operating and financial review and prospects, which is presented by the Company under its disclosure obligations under such acts. This report should be read in conjunction therewith.

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular networks, and for the servicing of its debt. The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand and cash flow from operating activities. The Company intends to finance future projects in the region, if any, from externally generated funds, such as the sale of debt and equity securities, vendor financing and project financing from commercial banks and international financial agencies.

Amsterdam, May 10Th, 2004

Board of Managing Directors

(signed)	(signed)
Alexander Tolstoy	James J. Jackson

(signed)	(signed)
Cornelis van Ravenhorst	Yves Normand

ClearWave N.V.

BALANCE SHEETS

As at December 31,
(In thousands of US dollars)

After proposed appropriation of the net profit (loss)

	2003	2002

ASSETS
Fixed assets
Tangible assets (note 3)	-	1
Financial assets (note 4)	29,313	201,457
Total fixed and financial assets	29,313	201,458

Current Assets
Cash and cash equivalents	14,680	536
Amounts receivable from related parties (note 8)	14,809	35,194
Prepaid expenses	5	233
Total Current Assets	29,494	35,963
Total Assets	58,807	237,421

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity (note 5)
Share capital	29,953	24,869
Share premium (note 4)	21,737	163,865
Earnings / Deficit	8,794	(33,494)
Cumulative translation adjustment	(7,085)	(7,761)
Total Shareholders' equity	53,399	147,479

Liabilities
Trade creditors and accruals	212	212
Amounts due to related parties (note 8)	5,196	89,730
Total current liabilities	5,408	89,942

Total liabilities and shareholders' equity	58,807	237,421

See accompanying notes

ClearWave N.V.

STATEMENTS OF INCOME

For the year ended December 31,
(In thousands of US dollars)

	2003	2002

Management services (note 8)	1,146	198
Total revenues	1,146	198

Operating expenses	773	532
Management services (note 8)	42	1,783
Total expenses	815	2,315

Interest income from related parties (note 8)	53,809	35,194
Other interest income	99	25
Interest expenses to related parties (note 8)	(4,805)	(14,400)
Exchange gain (loss)	(196)	5
Operating income	49,238	18,707

Share of income (loss) of affiliated companies (note 4)	10,037	(6,693)

Income before income taxes	59,275	12,014

Income taxes (note 7 and 8)	16,987	—

Net income	42,288	12,014

See accompanying notes

ClearWave N.V.
December 31, 2003
(All tabular amounts are in thousands of US dollars unless otherwise specified)

Notes to the financial statements

1. DESCRIPTION OF BUSINESS

ClearWave N.V. ["the Company"], a public company with limited liability, created on September 17th, 1999, either directly or directly, develops and operates wireless telecommunications networks in Central and Eastern Europe. The Company currently has cellular operations in Romania through its operating subsidiary MobiFon S.A. ["MobiFon"] and in the Czech Republic through its operating subsidiary, Cesky Mobil a.s ["Cesky Mobil"]. As at December 31, 2003, Telesystem International Wireless Inc. ["TIW"], together with its wholly owned subsidiary, Telesystem International Wireless Corporation N.V. ["TIWC"], had an 86.8% (85.6% in 2002) equity interest and a 95.3% (94.9% in 2002) voting interest in the Company. As at December 31, 2003 the Company owned 100% of the equity and voting rights of MobiFon Holdings B.V. ["MobiFon Holdings"], which owned 57.7% (53.4% in 2002) of the equity and voting rights of MobiFon (see note 4). The Company also owned 24.2% and 50.8% of the equity and voting rights, respectively, of TIW Czech N.V. ["TIW Czech"], which owned 96.25% (95.45% in 2002) of the equity and voting rights of Cesky Mobil.

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular networks, and for the servicing of its debt. The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand and cash flow from operating activities.

The Company intends to finance future projects in the region, if any, from externally generated funds, such as the sale of debt and equity securities, vendor financing and project financing from commercial banks and international financial agencies. The ability to generate sufficient short-term and long-term capital in the future is dependent upon many factors, including financial market conditions and general economic conditions in the countries where the Company conducts its principal operations. The Company's future performance may also be affected by other factors such as political changes including government actions relating to its licenses and local taxes, changes in technology, competition, inflation and foreign exchange fluctuations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 General

These financial statements have been prepared in accordance with the requirements of the Civil Code of the Netherlands. All assets and liabilities are stated at cost unless indicated otherwise. The financial statements relate to the year 2003 and the comparative figures relate to the year 2002.

2.2 Consolidation

As permitted under Article 408, Book 2 of the Netherlands Civil Code, for the year ended 2003 the Company does not prepare consolidated financial statements under Dutch GAAP. The 2003 consolidated financial statements, including the managing directors' report and auditors' report of TIWC in which the Company's result are consolidated may be obtained upon request at the Company or at the Chamber of Commerce at Amsterdam.

ClearWave N.V.
December 31, 2003
(All tabular amounts are in thousands of US dollars unless otherwise specified)

Notes to the financial statements

2.3 Foreign currency translation

Monetary assets and liabilities are translated using the exchange rate in effect at the balance sheet date whereas expenses and non-monetary assets and liabilities are translated at the average rate of exchange prevailing at the time the transactions occurred or the non-monetary assets were acquired or the liabilities were incurred. The Company uses as a functional currency the USD. As per balance sheet date the following exchange rates against the USD were used:

2002	CZK 0.0332	LEI 0.0299	EURO 1.0492
2003	CZK 0.0390	LEI 0.0307	EURO 1.2637

2.4 Tangible assets

Tangible assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over 3 years.

2.5 Financial fixed assets

Participations are stated at net asset value since the company has significant influence on the business of the participations.

2.6 Amounts due from related parties

Amounts due from related parties are classified as "assigned by the enterprise" and stated at amortized cost.

2.7 Income taxes

The Company follows the liability method in accounting for income taxes. Deferred tax balances reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Valuation allowances are established where necessary to reduce deferred tax assets to the amounts that are expected to be realized.

2.8 Derivative financial instruments

Derivative financial instruments are presented at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of change in the fair value of the derivative is presented net of tax and minority interest, in the shareholders equity and is recognized in the income statement when the hedged item affects earnings. The ineffective portion of change in the fair value of cash flow hedges is recognized in earnings. All of the Company's derivatives that are designated as hedges at December 31, 2003 and 2002 are designated as cash flow hedges.

2.9 Income and Expenses

Income and expenses are allocated to the year to which they relate.

3. TANGIBLE ASSETS

	Costs	Accumulated	Net Book
		Depreciation	Value
Balance as at December 31, 2001	3	—	3
Additions during the year	—	—	—
Balance as at December 31, 2002	3	2	1
Additions during the year	—	1	1
Balance as at December 31, 2003	3	3	—

ClearWave N.V.
December 31, 2003
(All tabular amounts are in thousands of US dollars unless otherwise specified)

Notes to the financial statements

4. FINANCIAL ASSETS

The financial statements of the Company include the equity of the direct and indirect subsidiaries:

Name of the company	Country	%

Direct:
MobiFon Holdings B.V.	The Netherlands	100%
TIW Holding (Cyprus) Ltd. (dissolved in Jan 2003)	Republic of Cyprus	100%
Baretip Limited (in liquidation)	Republic of Cyprus	100%
Fitlace Limited (in liquidation)	Republic of Cyprus	100%
Clearwave Services (Mauritius) Ltd	Republic of Mauritius	100%
TIW Czech N.V.	The Netherlands	24.2%
Telesystem International Wireless Services Inc.	Canada	100%

Indirect:
MobiFon S.A.	Romania	57.7%
Cesky Mobil a.s.	Czech Republic	23.3%

	Equity	Loans	Total
	Investment
Balance as at December 31, 2001	177,374	57,629	235,003
Intra group transfer	(169,752)	(57,628)	(227,380)
Additions during the year	13,803	675,000	688,803
Repayment during the year	—	(42,085)	(42,085)
Share of net loss	(6,693)	—	(6,693)
Exchange rate movements	1,423	—	1,423
Deferred liability	(447,614)	—	(447,614)
Balance as at December 31, 2002	(431,459)	632,916	201,457

Additions during the year	6,025	4,653	10,678
Capitalized interest	—	57,199	57,199
Repayment during the year	—	(255,818)	(255,818)
Share of net income	10,037	—	10,037
Exchange rate movements	5,760	—	5,760
Balance as at December 31, 2003	(409,637)	438,950	29,313

ClearWave N.V.
December 31, 2003
(All tabular amounts are in thousands of US dollars unless otherwise specified)

Notes to the financial statements

MobiFon Holdings / MobiFon

During 2002, as a result of dividends declared and paid by MobiFon, $10.1 million was paid to non-controlling interests. In October 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders had the opportunity to tender their shares up to June 30, 2003 in order to realize their pro-rata share of this distribution. Distributions of $25.4 million were made in the last quarter of 2002 of which $24.6 million was paid to the Company. During 2003, the remaining shareholders tendered their shares.

MobiFon was held by TIW Holding (Cyprus) Ltd. until March 2002; thereafter, the ownership was transferred to MobiFon Holdings B.V. for a consideration of a 7% interest-bearing loan of $675 million. As a result, a deferred liability of $447.6 million is presented in financial assets representing the difference between the loan and the net asset value of the MobiFon shares.

In March 2003, the Company sold a 5.9% equity interest in MobiFon, for aggregate cash consideration of $42.5 million. After deducting costs of $1.0 million, a $19.8 million gain was recorded on this transaction.

In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion ($59.1 million) of which $25.6 million was paid to minority shareholders and in July 2003, the shareholders of MobiFon approved distributions of Lei 1,188 trillion ($35.7 million) by means of a par value reduction; this was distributed on October 22, 2003 of which $15.1 million was paid to minority shareholders.

On June 27, 2003, MobiFon Holdings, closed a $225 million issue of 12.5% Senior Notes by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds from the offering, after deducting issuance expenses, were $210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the note holders and $182.5 million was paid to the Company as a reduction of intercompany loans. The Company utilized a portion of the proceeds to fully repay the demand notes to TIW and, as a result of a June 30, 2003 dividend declaration of $1.69 per share totaling $142.1 million, made distributions of share premium to shareholders, excluding $8.0 million in related withholding taxes, totaling $134.1 million on July 9, 2003.

In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, certain minority shareholders of MobiFon, having a 15.5% interest in MobiFon may require, the Company or ClearWave, at the Company's option, to make an offer to acquire such minority shareholders' unencumbered shares. The purchase price of such shares will be the then fair market value as determined by an independent evaluator and shall be payable in cash or shares of the Company at the Company's option.

TIW Czech / Cesky Mobil

In July 2003, the shareholders of TIW Czech, made additional equity contributions totaling $22.0 million ($24.9 million) of which $16.7 million ($18.9 million) was made by non-controlling interests.

On December 11, 2002, the Supervisory Board of TIW Czech approved a stock option and stock appreciation rights plan for employees of Ceský Mobil and the grant of options thereunder. After a vesting period, options issued in connection with this plan will allow, subject to an initial public offering or a change of control of TIW Czech (the "Events") or Cesky Mobil, holders to acquire in aggregate up to a maximum of approximately 3% of the shares of TIW Czech or the cash equivalent thereof at a price which is not lower than the then fair value. The Company will record an expense, if any, in the period in which the Events become probable.

ClearWave N.V.
December 31, 2003
(All tabular amounts are in thousands of US dollars unless otherwise specified)

Notes to the financial statements

On October 6, 2003, a minority shareholder of Cesky Mobil gave notice of its intention to exercise its option to sell its 3.62% share in Cesky Mobil to TIW Czech at a price of approximately 600 million Czech Koruna for which the Company entered into a foreign exchange hedge fixing the future cash obligation at $22.0 million. TIW Czech financed the acquisition during the first quarter of 2004 via shareholder contributions totaling $22.0 million of which $16.7 million was made by minority shareholders

As per the audited financial statements for the year ending December 31st, 2003, Cesky Mobil and MobiFon reports respectively as equity an amount of CZK 2,208,972,000 (US$ 86,130,000) and US$ 256,586,000 - (CZK 2,007,745,000 (US$ 66,657,000) and US$ 260,614,000 in 2002) and as net income for the period amounts to negative CZK 750,834,000 (US$25,999,000) and US$ 102,175,000 (CZK 2,384,660,000 (US$ 73,693,000) and US$ 77,155,000 in 2002).

5. SHARE CAPITAL

Authorized

The total authorized share capital of the Company amounts to Euro 120,000,000 divided as follows:

200,000,000 Class "A" Subordinate Voting Shares with a nominal value of E0.10. Each share carries the right to cast one vote.

200,000,000 Class "B" Multiple Voting Shares with a nominal value of E0.50. Each share carries the right to cast five votes, convertible, at the holder's option, into one Class "A" Subordinate Voting Share and four Class "C" shares. Class "C" Shares with a nominal value of E0.10 and carrying one vote per share are to be authorized and issued upon conversion of the Class "B" Multiple Voting Shares and are redeemable and cancelable for no consideration.

Issued

As at December 31, 2003 and 2002, 45,868,498 Class A Subordinate Voting Shares with a nominal value of E0.10 and 38,230,950 Class B Multiple Voting Shares with a nominal value of E0.50 have been issued for a total of E23,702,325 (USD 29,952,628).

Changes in shareholders' equity
				Foreign
				currency
	Share	Share		translation
	capital	premium	Deficit	reserve
Balance as at December 31, 2001	20,604	163,865	(45,508)	(4,919)
Income for the year	—	—	12,014	—
Changes in foreign currency translation reserve	4,265	—	—	(2,842)
Balance as at December 31, 2002	24,869	163,865	(33,494)	(7,761)

Income for the year	—	—	42,288	—
Dividends	—	(142,128)		—
Changes in foreign currency translation reserve	5,084	—	—	676
Balance as at December 31, 2003	29,953	21,737	8,794	(7,085)

ClearWave N.V.
December 31, 2003
(All tabular amounts are in thousands of US dollars unless otherwise specified)

Notes to the financial statements

6. EMPLOYEE INFORMATION

The Company had one employee in 2003. During the year, the management board did not receive any remuneration, except for the managing director residing in the Netherlands who received approximately USD $150,000 ($30,000 in 2002). Certain supervisory directors received US$ 15,000 per year as a retainer fee and a fee of US$ 1,000 for each meeting of the Supervisory Board attended by them in person and a fee of US$ 500 if such participation was made by telephone.

7. INCOME TAXES

The company is in a fiscal unity together with its 100% subsidiary MobiFon Holdings. For the year 2003 the total tax unity is in a loss position. As it is uncertain that the tax losses can be utilized reasonably in the near future, the deferred tax asset due to these loss carry-forwards has been fully offset by a valuation allowance and no taxable income was recorded in the profit and loss account relating to these losses. The total estimated amount for loss carry forward of the fiscal unity is estimated at year-end at $10.7 million ($10.5 million in 2002) and can be used indefinitely.

The company entered into a tax sharing agreement with MobiFon Holdings which determines that each party will determine the amount of tax payable to or due by the tax authorities as if the fiscal unity does not exist. Consequently the Company was charged $17.0 by MobiFon Holdings in 2003 for the benefits it obtained through the filing of a consolidated tax return. This charge is disclosed as income tax expenses.

8. RELATED PARTY TRANSACTIONS

The management services fees are costs charged to the Company for general management costs incurred by TIW during the years ended December 31, 2003 and 2002 ($0.1 million and $1.8 million respectively). In 2003, $1.2 million of the 2002 charges were credited and presented in the management services revenues.

The Company's equity investment in MobiFon was held by TIW Holding (Cyprus) Ltd., until March 2002. Thereafter the ownership was transferred to MobiFon Holdings, for a consideration of a 7% bearing loan of $675 million. In June 2003, the terms of the loan were amended and the related interest rate was changed to 14%. In 2003 and 2002, interest income of $53.8 and $35.2 million, respectively, was charged on these loans.

In 2003 advances from the parent company bearing interest at 14% annually were repaid. In 2003, interest expense of $4.8 million ($14.4 million in 2002) was charged on these advances from the parent company.

The company entered into a tax sharing agreement with MobiFon Holdings BV which determines that each party will determine the amount of tax payable to or due by the tax authorities as if the fiscal unity does not exist. Consequently the Company was charged $17.0 by MobiFon Holdings in 2003 for the benefits it obtained through the filing of a consolidated tax return.

9. OTHER COMMITMENTS AND CONTINGENCIES

Product Warranties

In 2003, Cesky Mobil began to offer a guarantee on certain handsets sold to its subscribers for a term of one year following the expiry of the suppliers' one year warranty. The Company's policy to record an estimated warranty cost at the time the handset is sold is based on prior history. As at December 31, 2003, an amount of $0.3 million was provided for in relation to this warranty.

ClearWave N.V.
December 31, 2003
(All tabular amounts are in thousands of US dollars unless otherwise specified)

Notes to the financial statements

License agreements

The Company's operational subsidiaries are committed to pay minimum annual spectrum fees of approximately $19 million. Starting with 2003 the new Romanian regulatory act provides for other fees based on a percentage of revenue and on other basis that have yet to be determined. The conditions to the various license agreements require the Company's operational subsidiaries to substantially meet the deployment plans set out in their license agreements and, in certain instances, to provide a specified level of services in their respective coverage areas.

Regulatory claims and litigations

In the normal course of business, the Company's operational subsidiaries actions are subjected to scrutiny by various regulatory agencies, which, from time to time, will initiate administrative proceedings against the Company for alleged breaches to different regulations including arrangements for interconnection fees. The Company believes that the ultimate outcome of any of such proceedings will not be materially adverse to the Company.

Fiscal Unity

Since the company is in fiscal unity with its 100% subsidiary Mobifon Holdings, the company is held liable for all tax liabilities of MobiFon Holdings to the Dutch tax authorities

10. SUBSEQUENT EVENTS

Acquisition of Shares in MobiFon and TIW Czech

On February 10, 2004, the Company and TIW entered into an agreement to acquire through MobiFon Holdings from a minority shareholder 5.9% of MobiFon in exchange for the issuance by TIW of 12,971,119 common shares. The transaction closed on March 17, 2004. As a result of this transaction, the Company's equity interest in MobiFon will increase from 57.7% to 63.5%. In consideration for the payment by TIW for the MobiFon shares on behalf of MobiFon Holdings, the Company will issue subordinated debt amounting to $138.7 million and bearing interest at 10% per annum to TIW.

As part of the transaction, the selling minority shareholder of MobiFon who also has a minority position in TIW Czech, agreed to sell to the Company a 2.9% equity interest in TIW Czech for a cash consideration that the selling shareholder agreed to reinvest into 1,650,595 additional common shares of TIW. The transaction closed also on March 17, 2004. In consideration for the payment by TIW for the TIW Czech, the Company will issue subordinated debt amounting to $13.2 million and bearing interest at 14% per annum to an affiliate of TIW.

Acquisition of Shares in ClearWave by TIW

In March 2004, TIW acquired 10,942,625 class A Subordinate Voting Shares of the Company from two institutional shareholders, for an aggregate consideration of $139.9 million, consisting of 11,268,538 shares of TIW and $35.7 million in cash of which $3.6 million was paid in April 2004. The class A Subordinate Voting Shares acquired represents a 13.0% equity interest and a 4.6% voting interest in the Company and as a result TIW's direct and indirect equity and voting interest in the Company increased to 99.8% and 99.9%, respectively, resulting in a 63.4% ultimate equity interest in MobiFon and a 27.0% ultimate equity interest in Cesky Mobil.

ClearWave N.V.
December 31, 2003
(All tabular amounts are in thousands of US dollars unless otherwise specified)

Notes to the financial statements

Managing Directors	Supervisory Directors

(signed)	(signed)
James J. Jackson	Mario Bertrand

(signed)	(signed)
Yves Normand	Pier Carlo Falotti

(signed)	(signed)
Cornelis van Ravenhorst	Henri de Maublanc

(signed)	(signed)
Alexander Tolstoy	Charles Sirois

(signed)
Margriet Zwarts

AUDITORS' REPORT

Introduction

We have audited the financial statements of ClearWave N.V., Amsterdam, The Netherlands, for the year 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the Company as at December 31st, 2003 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Rotterdam, May 10Th, 2004

(signed)
Ernst & Young Accountants

ClearWave N.V.

APPROPRIATION OF NET PROFIT (LOSS)

According to the Article 22 of the Company's Articles of Association, the following appropriation (abbreviated) of the Company's net profit (loss) is applicable:

  The Company may make distributions to the shareholders and to other persons entitled to the profits only up to a sum not exceeding the amount of the Distributable Reserves.

  Profits may be distributed after adoption of the Annual Accounts showing that distribution is allowed.

  Each year, the Board of Management subject to approval of the Supervisory Board, shall determine which part of the profits - the positive balance of the profit and loss account - shall be reserved.

  The profits remaining after reservation in accordance with the previous paragraph shall be distributed as follows, in the first place on C shares one half percent (0.5%) of the nominal sum paid up on those shares and the remainder on a pari passu basis on the total number Class A Subordinate Voting shares and Class B Multiple Voting shares that are issued and outstanding, without regard to the nominal value of the Class A Subordinate Voting shares and Class B Multiple Voting shares.

  In calculating the profit appropriation, the shares held by the Company in its own capital or of which it holds the depositary receipts shall not count, unless a usufruct has been created on these shares.

  Insofar as profit is available in the Company, the Board of Management, subject to the approval of the Supervisory Board, may resolve on payment of an interim dividend on account of the expected dividend, provided always that the provisions laid down in paragraph 1 of this Article have been satisfied, such to be shown by an interim balance sheet as referred to in article 105 paragraph 4 of Book 2 of the Dutch Civil Code.

  The Board of Management may, subject to the approval of the Supervisory Board, resolve to make distributions to the shareholders from one or more reserves which need not be maintained pursuant to the law or to these Articles of Association. The provisions of the paragraphs 1, 2, 6 and 8 apply accordingly.

  The resolutions to distribute (interim) dividends may entail that (interim) dividends will be wholly or partly distributed not in cash, but in the form of shares in the Company or in a Subsidiary.

  The (interim) dividend shall be made payable on a day to be determined by the Board of Management.

  (Interim) dividends which have not been collected within five years after they became payable shall be forfeited to the Company.

The Managing Directors proposed to add the net result for the year to the accumulated earnings / deficit. This proposal has been included in the financial statements.

OPERATING REVIEW AND FINANCIAL PROSPECTS FOR THE YEAR ENDED DECEMBER 31, 2003

OUR OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our Operating and Financial Review and Prospects, prepared as of March 12, 2004, is intended to assist in the understanding and assessment of the trends and significant changes in the results of operations and financial condition of ClearWave NV. Historical results may not indicate future performance. Our forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. This review should be read in conjunction with our Consolidated Financial Statements and the accompanying notes. Additional information relative to the Company, including the Company's Form 20-F, is available through SEDAR at www.sedar.com.

OVERVIEW

We develop, acquire and operate wireless telecommunications networks in Central and Eastern Europe ("the Region"). We currently have two operating subsidiaries, MobiFon S.A. ("MobiFon") in Romania and Český Mobil a.s. (" Český Mobil") in the Czech Republic. As of December 31, 2003, we owned 100% of the equity and voting rights of MobiFon Holdings, which owned 57.7% of the equity and voting rights of MobiFon, our Romanian operating subsidiary. We also owned 24.2% and 50.8% of the equity and voting rights, respectively, of TIW Czech, which owned 96.3% of the equity and voting rights of Český Mobil, our Czech Republic operating subsidiary. MobiFon received its 900 MHz license in November 1996, launched commercial service in April 1997 and is currently the largest provider of cellular telecommunications in Romania. Český Mobil was awarded an 1800 MHz license in October 1999 and launched commercial service in March 2000 as the third licensed cellular telecommunications provider in the Czech Republic.

On February 13, 2001, a reorganization of our share capital took place, in which the 150,001 issued and outstanding shares of common stock were converted into 300,002 Class B Multiple Voting Shares and $21.5 million of share premium was converted into 45,868,498 Class A Subordinate Voting Shares and 37,930,948 Class B Multiple Voting Shares. In connection with TIW's February 14, 2001 public offering of units, we became a registrant with the Securities and Exchange Commission in the United States and with the Canadian securities commissions. The continuity of our number of shares throughout this operating and financial review and prospects and the consolidated financial statements reflects the attribution of the new capital structure adopted on February 13, 2001 as though it has always existed.

Since the inception of these operations, we have experienced significant growth and as at December 31, 2003, the cellular operations of MobiFon and Český Mobil together had 5,003,793 subscribers. Our operations' licenses entitle us to serve geographical areas that include approximately 31.9 million persons which, based on our percentage equity ownership in our operations, represents approximately 13.0 million persons, as of December 31, 2003. As a part of our development strategy, we selectively consider strategic opportunities in the wireless telecommunications industry on an ongoing basis, especially in Central and Eastern Europe, where we are already present. We define Central and Eastern Europe to include Bosnia-Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Poland, Romania, Serbia-Montenegro, Slovak Republic and Slovenia. At any time we may be engaged in various stages of discussion regarding potential development projects, mergers, acquisitions or divestitures.

MobiFon

Our wireless services in Romania are provided by MobiFon, which holds a license for national GSM-based cellular services. As of December 31, 2003, MobiFon was the market leader in Romania with an estimated 49.0% share of the cellular market and a total of 3,457,042 subscribers. Romania is the second largest market in Central and Eastern Europe with 22 million people and is currently a second wave EU accession candidate expected to join the EU in 2007. MobiFon and the mobile telephone industry continue to benefit from the country's economic growth as Romania steadily moves towards EU accession. According to the Economist Intelligence Unit, forecasted GDP growth for 2004 is estimated to be approximately 4.6% (actual GDP growth was 4.9% in 2002 and 5.7% in 2001) and inflation fell to approximately 15.4% (22.5% in 2002 and 34.5% in 2001). Consequently, Romania's currency, the Leu, has been stabilizing. Romania's sovereign debt is currently rated BB by Standard and Poors and Ba3 by Moody's compared to BB- and B1, respectively, as of December 31, 2002.

Mobile telephony penetration at the end of 2003 reached 32.6% or 7.1 million customers and the growth of penetration is expected to continue to drive MobiFon's growth. During the fourth quarter of 2003, the Romanian market as a whole reached record wireless service subscriber growth, growing by almost 961,000 subscribers. The total number of new mobile customers was 71% higher than in the third quarter of 2003 and 140% higher for the same period in 2002. This confirms the strong market growth, fuelled by an improved economic environment and stagnant fixed telephony penetration.

Our initial investment in Romania was made in November 1996 and commercial operations were launched in April 1997. Our equity interest in MobiFon increased from 54.7% to 58.9% in June 2000 and then to 63.5% in February 2001, following the sale by certain minority shareholders of their MobiFon shares to us. In March 2003, we sold a 5.9% equity interest in MobiFon, for aggregate cash consideration of $42.5 million, reducing our ultimate ownership in MobiFon to 57.7%. On February 10, 2004 MobiFon Holdings and TIW entered into a definitive agreement pursuant to which TIW will acquire, from a minority shareholder, 5.9% of MobiFon in exchange for the issuance of 12,971,119 of its common shares. Following the closing of the transaction as agreed, TIW will transfer the MobiFon shares to MobiFon Holdings which will increase its equity interest in MobiFon from 57.7% to 63.5%. In consideration for the MobiFon shares, MobiFon Holdings will issue subordinated debt and equity securities to TIW. The transaction is subject to other MobiFon shareholders' pro rata rights of first refusal which, if exercised, will reduce the actual number of shares to be acquired by the Company. At minimum, MobiFon Holdings will acquire a 3.6% interest in MobiFon. As part of the transaction, the selling minority shareholder of MobiFon who also has a minority position in TIW Czech, agreed to sell us some of its shares in TIW Czech.

Český Mobil

Český Mobil holds a license to provide GSM-based wireless services in the Czech Republic and launched commercial services in March 2000. As of December 31, 2003, we estimate that Český Mobil held a 16% share of the national cellular market and had a total of 1,546,751 subscribers. The Czech Republic has the second highest income per capita in Central and Eastern Europe. It is expected to join the European Union in May 2004 and enjoys a strong currency and robust economy with forecasted GDP growth in 2004 according to the Economist Intelligence Unit, of 4.0% compared to an estimated 2.9% in 2002 and actual GDP growth of 2.0% in 2002. The Czech Republic's sovereign debt also enjoys one of the highest credit ratings in Central and Eastern Europe with a Standard and Poor's rating of A- and a Moody's rating of A1.

Český Mobil is the third operator to enter the wireless telephone market in the Czech Republic and continues to grow market share at the expense of the two established incumbents, Eurotel and T-Mobile, which are estimated to have 44% and 40% of the market as of December 31, 2003 respectively. Year over year Český Mobil increased market share from 14% as of December 31, 2002 to 16% as of December 31, 2003.

The Czech mobile market continues to grow as penetration levels reached 95.2% as of December 31, 2003 or 9.7 million customers. This represents an increase of 12% year over year and 5.5% for the fourth quarter of 2003 over the fourth quarter of 2002. Despite penetration levels in the 90 percent range, the market potential for growth is expected to continue in part due to the increasing dual usage trend - estimated at 1.1 million users at the end of the fourth quarter of 2003. Continuing market churn, anticipated increases in dual usages, and the aggressive battle between all three operators is expected to result in continuing increases in market penetration for the foreseeable future.

TIW Czech's equity interest in Český Mobil increased from 94.1% to 95.5% at December 31, 2001 and then to 96.3% on January 17, 2003 as a result of the registration of the shares issued in the December 2001 and March and June 2002 calls for capital. TIW Czech was the only shareholder to have participated in these calls.

On October 6, 2003, a minority shareholder of Český Mobil gave notice of its intention to exercise its option to sell its 3.62% share in Český Mobil to TIW Czech at a price of approximately 600 million Czech Koruna, for which we entered into a foreign exchange hedge fixing the future cash obligation at $22.0 million. TIW Czech financed the acquisition during the first quarter of 2004 via shareholder contributions totalling $22.0 million, of which $16.7 million was made by minority shareholders of TIW Czech. This increased the interest of TIW Czech in Český Mobil to 99.9%.

As part of the February 10, 2004 agreement in which TIW will acquire MobiFon shares, the selling minority shareholder of MobiFon who also has a minority position in TIW Czech, will sell to the Company some of its shares in TIW Czech. The number of TIW Czech shares that we will acquire depends on the extent to which other MobiFon and TIW Czech shareholders exercise their respective rights of first refusal. If none of those rights of first refusal are exercised we will acquire a 2.9% equity interest in TIW Czech for a cash consideration which will be financed by cash on hand and advances from TIW. We would therefore increase our equity interest in TIW Czech from 24.2% to 27.1% upon the closing of the transaction.

Outstanding Share Data

The following represents all equity shares outstanding:

	Class "A"	Class "B"
	Subordinate	Multiple
	Voting Shares	Voting Shares	Total

As at February 27, 2004	45,868,498	38,230,950	84,099,448

There are no securities outstanding which are convertible, exercisable or exchangeable into Common Shares.

ACCOUNTING TREATMENT AND SIGNIFICANT ACCOUNTING POLICIES

Unless otherwise indicated, all financial data and discussion herein is based upon financial statements prepared in accordance with U.S. GAAP. For a discussion of the principal differences between U.S. GAAP and Canadian GAAP, see Note 16 to our Consolidated Financial Statements.

Foreign currencies

Our functional currency is the U.S. dollar. Transactions arising in currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate on the applicable transaction date. At the balance sheet date, monetary assets and liabilities denominated currencies other than U.S. dollars are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of income.

Results of operations from self-sustaining subsidiaries which report in currencies other than U.S. dollars are translated using the monthly average exchange rates, while assets and liabilities are translated using the exchange rate at each balance sheet date. The resulting exchange gains or losses are accumulated in the accumulated other comprehensive income account included as a component of shareholders' equity.

Romania had a highly inflationary economy until June 30, 2003 and, accordingly, the financial statements of MobiFon for periods prior to June 30, 2003 were re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing yearend exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are charged to income.

As of December 31, 2003, the cumulative inflation in Romania for the last three years was below 100% and, consequently, Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates. The U.S. dollar has been determined to continue to be MobiFon's functional currency.

Investments

In accordance with U.S. GAAP, we consolidate revenues and expenses of each subsidiary that we have the ability to control. In this regard, we consolidate the results of MobiFon and Český Mobil.

Revenue Recognition

Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment, except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, we consider this arrangement as a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among separate units of accounting based on their relative fair values. When prepaid telephone cards are sold to dealers, the revenue from the airtime is measured at the amount paid by the subscriber but such revenue is deferred until the airtime is actually used by the customer or the card expires. Commissions to dealers are classified within selling, general and administrative expenses.

Derivative Financial Instruments

Derivative financial instruments are presented at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is presented net of tax and minority interest, in other comprehensive income and is recognized in the income statement when the hedged item affects earnings. The ineffective portion of the change in the fair value of cash flow hedges is recognized in earnings. All of the Company's derivatives that are designated as hedges at December 31, 2003 and 2002 are designated as cash flow hedges.

Use of Estimates

The preparation of our consolidated financial statements in accordance with generally accepted accounting principles requires us to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Our business is capital intensive and property, plant and equipment and licenses had a carrying value as of December 31, 2003 of $1.2 billion. These long-lived assets are assessed for recoverability based on our business plans, which include key assumptions and estimates regarding, among other items, interest rates, growth of the economies in which we operate, the renewal of our licenses, local tax rates, technological changes, competition, foreign currency and wireless penetration rates. Changes in these key assumptions could have significant implications on our business plans.

When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment and licenses, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of income and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is tested for impairment annually or more often if events or changes in circumstances indicate that it might be impaired. The impairment test consists of a comparison of the fair value of the reporting unit to which goodwill is assigned with its carrying amount. Any impairment loss in the carrying amount compared with the fair value is charged to income in the year in which the loss is recognized.

We evaluate the credit-worthiness of customers in order to limit the amount of credit extended where appropriate and establish an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses.

Change in Accounting Policies

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. Under the new standard, goodwill is no longer amortized. Similar requirements were also issued in Canada under Section 3062 of the CICA Handbook. Effective January 1, 2002, the Company has adopted Statement 142 and applied its recommendations prospectively.

The following table reconciles the reported net income and adjusted net income excluding amortization of goodwill:

	2003	2002	2001
	$	$	$
Reported net income	46,786	13,287	7,335
Amortization of goodwill	—	—	2,607
Adjusted net income	46,786	13,287	9,942
Adjusted basic and diluted earnings per share	0.56	0.16	0.12

Effective January 1, 2001, the Company adopted SFAS 133, as amended by SFAS 137 and 138, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. In accordance with SFAS 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedge as cash flow hedges and evaluated for effectiveness quarterly. Under the new rules all derivative financial instruments are presented at their fair value, including those identified as hedges for accounting purposes. The change in the fair value of such derivatives is presented net of tax and minority interest, in other comprehensive income and is recognized in the income statement when the hedged item affects earnings. The implementation of these new rules has no impact on the determination of net income.

COMPOSITION OF OPERATING REVENUES AND EXPENSES

Operating revenues include service revenues, as well as equipment revenues. Service revenues primarily consist of variable airtime charges, in-bound interconnection charges and recurring fixed access charges. Also included in revenues are fixed wireless data and national and international voice transmission services that we offer to our corporate and government customer in Romania. Equipment revenues consist mainly of revenues from the sale of handsets. Also included in equipment revenue are rental revenues from equipment installed on customer premises in connection with our fixed wireless telecommunications services and revenues from fiber optic capacity leases in Romania Handsets equipment sales are not fundamental to our business. Although limited as much as competitively possible, we generally offer handsets below cost, as an incentive for our customers to subscribe to our postpaid services, and these subsidies are accounted for as cost of revenues at the time of sale.

Our operations are capital intensive and our operating costs are composed of significant fixed costs with relatively low variable costs that are a function of the subscriber base level. Accordingly, subscriber growth is critical to the improvement of our results of operations.

Operating expenses include cost of revenues, selling, general and administrative expenses and depreciation and amortization expenses. Cost of revenues consists of fixed costs such as leased line charges, recurring spectrum fees, site rental and network maintenance, including overhead, as well as variable costs such as cost of equipment sold, roaming and interconnection charges. Selling, general and administrative expenses consist primarily of salaries, wages and related benefits for selling, general and administrative personnel, advertising, promotional expenses, distribution costs, dealer's commissions, bad debt, corporate business development and other overhead expenses. Depreciation and amortization expenses consist primarily of depreciation recorded for our wireless telecommunication networks, as well as amortization of definite life intangibles such as wireless telecommunication license costs.

We use the term operating income before depreciation and amortization (''OIBDA'') and average revenue per user (''ARPU'') which may not be comparable to similarly titled measures reported by other companies. We believe that OIBDA, referred to in our previous reporting as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We believe that ARPU provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes revenues from other cellular networks' customers roaming on our network. OIBDA and ARPU should not be considered in isolation or as alternatives measures of performance under GAAP. Average number of subscribers for the period is calculated as the average of each month's average number of subscribers. The following is a reconciliation of OIBDA and ARPU:

OIBDA

	For the years ended			Three months ended
	December 31,			December 31,
	(in thousands of U.S.$)			(in thousands of U.S.$)
	2003	2002	2001	2003	2002
	$	$	$	$	$
Operating income	174,005	95,349	21,254	42,935	21,359
Depreciation and amortization	204,645	154,286	120,353	53,380	44,205
OIBDA	378,650	249,635	141,607	96,315	65,564

	For the years ended			Three months ended
	December 31,			December 31,
	2003	2002	2001	2003	2002
		(in thousands of U.S.$)
OIBDA
MobiFon operating Income	170,737	144,627	108,645	41,057	34,522
MobiFon depreciation and amortization	110,458	86,919	77,791	26,537	24,185
MobiFon OIBDA	281,195	231,546	186,436	67,594	58,707

Český operating income (loss)	9,157	(47,172)	(84,116)	4,759	(12,730)
Český depreciation and amortization	94,187	67,367	42,562	26,843	20,020
Český OIBDA	103,344	20,195	(41,554)	31,602	7,290

Corporate and other operating loss	(5,889)	(2,106)	(3,275)	(2,881)	(433)
Corporate and other depreciation and amortization
Corporate and other OIBDA	(5,889)	(2,106)	(3,275)	(2,881)	(433)

Consolidated operating income	174,005	95,349	21,254	42,935	21,359
Consolidated depreciation and amortization	204,645	154,286	120,353	53,380	44,205
Consolidated OIBDA	378,650	249,635	141,607	96,315	65,564

ARPU

	MobiFon
	Three months ended		Twelve months ended
	December 31,		December 31,
	2003	2002	2003	2002	2001
Service revenues for the periods (in thousands of U.S.$)	145,146	114,057	529,520	425,567	359,868
Average number of subscribers for the period (in millions)	3.21	2.55	2.84	2.32	1.49
Average monthly service revenue per subscriber for the
period (in U.S.$)	15.07	14.92	15.52	15.27	20.10
Less: impact of excluding in roaming and miscellaneous
revenue (in U.S.$)	(1.13)	(1.09)	(1.17)	(1.08)	(1.57)
ARPU (in U.S.$)	13.94	13.83	14.35	14.19	18.53

	Český Mobil
	Three months ended		Twelve months ended
	December 31,		December 31,
	2003	2002	2003	2002	2001
Service revenues for the periods (in thousands of U.S.$)	114,221	68,268	385,388	227,342	125,928
Average number of subscribers for the period (in millions)	1.49	1.16	1.35	1.06	0.55
Average monthly service revenue per subscriber for the period
(in U.S.$)	25.51	19.62	23.79	17.87	19.11
Less: impact of excluding in roaming and miscellaneous
revenue (in U.S.$)	(0.81)	(0.66)	(0.84)	(0.67)	(0.90)
ARPU (in U.S.$)	24.70	18.96	22.95	17.20	18.21

RESULTS OF OPERATIONS AND SELECTED FINANCIAL DATA

Summary of Quarterly Results

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter's operating results are not necessarily indicative of what a subsequent quarter's operating results will be. In particular, this seasonality generally results in relatively lower fourth quarter operating profits due primarily to increased marketing and promotional expenditures and relatively higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses. Seasonal fluctuation also typically occurs in the third quarter of each year because higher usage and roaming as a result of the summer holidays result in higher network revenue and operating profit. Significant unusual gains and losses are included in our quarterly income and are discussed in our discussion of the results of operations for the years presented below.

	Q4	Q3	Q2	Q1
	2003	2003	2003	2003
(in thousands of U.S. $, except per share data)	$	$	$	$

Revenues	277,787	257,217	232,163	199,918
Net income	1,504	5,734	13,220	26,328
Basic and diluted earnings per share	0.02	0.07	0.16	0.31

	Q4	Q3	Q2	Q1
	2002	2002	2002	2002
(in thousands of U.S. $, except per share data)	$	$	$	$

Revenues	196,461	185,209	165,982	146,801
Net income	4,387	1,363	5,441	2,096
Basic and diluted earnings per share	0.05	0.02	0.06	0.02

Summary of Annual and Fourth Quarter Results

The following tables and discussions compare the results of operations for the fourth quarter ended December 31, 2003 and December 31, 2002 as well as for the years ended December 31, 2003, December 31, 2002 and December 31, 2001.

				Three months ended
	Years Ended December 31,			December 31,
	2003	2002	2001	2003	2002
(in thousands of U.S. $, except per share data)	$	$	$	$	$
				Unaudited
Revenues
Services	914,908	652,909	485,796	259,367	182,325
Equipment	52,177	41,545	30,512	18,420	14,137
Total revenues	967,085	694,454	516,308	277,787	196,462

Cost of services	268,208	204,203	167,110	73,695	60,224
Cost of equipment	89,354	64,754	49,559	35,231	22,830
Selling, general and administrative expenses	230,873	175,862	158,032	72,546	47,844
Depreciation and amortization	204,645	154,286	120,353	53,380	44,205
Operating income	174,005	95,349	21,254	42,935	21,359
Interest expense	(80,363)	(71,786)	(66,703)	(22,945)	(18,284)
Interest and other income	1,963	1,921	3,951	665	914
Foreign exchange gain (loss)	3,527	2,109	2,939	591	(4,478)
Gain on disposal of investments	19,821
Loss on extinguishment of debt		(10,100)
Income taxes	(49,910)	(32,273)		(14,125)	(6,126)
Minority interests	(22,257)	28,067	45,894	(5,617)	11,002
Net income	46,786	13,287	7,335	1,504	4,387

Basic and diluted earnings per share	0.56	0.16	0.09	0.02	0.05
Total assets as at December 31,	1,626,570	1,327,202	1,192,116
Total long-term financial liabilities as at December 31	1,094,655	784,732	610,355

YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

Revenues increased to $967.1 million in 2003 from $694.5 million in 2002 and consisted of MobiFon's revenues of $558.1 million and Český Mobil's revenues of $409.0 million. MobiFon's continued growth contributed $111.3 million and Český Mobil contributed $161.4 million of the increase of which $38.1 million was related to the appreciation of the Koruna.

Total operating expenses before depreciation and amortization increased to $588.4 million in 2003 from $444.8 million in 2002. Included in total operating expenses before depreciation and amortization is cost of revenues, which increased to $357.6 million from $269.0 million due to increased costs of $37.4 million and $51.2 million in the Czech Republic and Romania, respectively, incurred in support of their revenue increase. Selling, general and administrative expenses increased to $230.9 million in 2003 compared to $175.9 million in 2002. MobiFon and Český Mobil accounted for $24.2 million and $27.0 of the increase, respectively, and for both operations, the increase was in support of their growth. In the case of Český Mobil, the increase also reflects $12.7 million of foreign currency appreciation. As a result of the above, OIBDA increased 51.7% to $378.7 million for 2003 compared to $249.6 million for 2002 and represents 41.4% and 38.2% as a percent of 2003 and 2002 service revenue, respectively.

Depreciation and amortization increased to $204.6 million in 2003 from $154.3 million in 2002, an increase of $50.3 million. Romania accounted for $23.5 million of the increase and the Czech Republic accounted for $26.8 million, a higher tangible asset base was a contributing factor in both countries. Furthermore, during the year we undertook a review of the remaining useful lives of certain of our property, plant and equipment based on the current and expected future technical condition and utility of these assets. As a result, we changed the estimated useful lives of certain of these assets, which resulted in an increase in depreciation expense in 2003 of approximately $21.5 million [$3.0 million in 2002]. Included in these amounts are asset writedowns amounting to $6.7 million [$1.6 million in 2002] for property, plant and equipment, the majority of which have already been removed from service.

Interest expense increased by $8.6 million to $80.4 million in 2003, reflecting the increase in interest costs at the corporate level due to the issuance of Senior Notes at MobiFon Holdings and increased costs at Český Mobil primarily as a result of foreign currency appreciation, partially offset by decreased interest costs at MobiFon due to lower effective rates. The foreign exchange gain was $3.6 million in 2003, compared to $2.1 million in 2002. The 2003 gain is represented by gains in Český Mobil of $0.9 million, which primarily related to the appreciation of the Czech Koruna over the Euro, $2.1 million at MobiFon and $0.6 million at the corporate level mainly resulting from the weakening of the U.S. dollar relative to the Romanian Leu.

The 2003 results include a gain on sale of investment of $19.8 million related to the March 2003 disposal of 5.9% of MobiFon.

The income tax expense of $49.9 million relates to MobiFon which has generated net income. We had available, as at December 31, 2003, net operating loss carryforwards in the amount of $116.1 million related to Český Mobil which consists of $35.1 million, $76.6 million and $4.4 million expiring in 2006, 2007 and 2008, respectively. We may be limited in our ability to use these loss carryforwards in any one year due to the uncertainty of generating sufficient taxable income and, as a result, the related future tax asset has been fully provided for by a valuation allowance.

Our income allocated to minority interests amounted to $22.3 million in 2003, compared to losses allocated in 2002 of $28.1 million. The 2003 minority interest is composed of the share of earnings attributed to minority interests in MobiFon of $42.2 million partly offset by the share of losses of subsidiaries attributed to minority interests in TIW Czech of $19.9 million.

As a result of the foregoing, net income for the year ended December 31, 2003 was $46.8 million compared to $13.3 million in 2002, and the corresponding basic and diluted earnings per share was $0.56 compared to $0.16 for 2002 based in both years on average shares outstanding of 84.1 million. Furthermore, the 2002 results also include a loss on debt extinguishment which relates to MobiFon's refinancing of its long-term facility and consists of unamortized deferred financing costs in the amount of $5.2 million and additional interest paid and cancellation fees totalling $4.9 million.

THREE MONTHS ENDED DECEMBER 31, 2003
COMPARED TO THE THREE MONTHS ENDED DECEMBER 31, 2002

Our revenues increased to $277.8 million for the three months ended December 31, 2003 from $196.5 million for the three months ended December 31, 2002, reflecting continued subscriber growth, increases in ARPU, and a positive impact from the appreciation of the Czech Koruna against the dollar. During this typically strong subscriber growth quarter due to the Christmas season, we added 624,688 net additional subscribers for the three months ended December 31, 2003 compared to 220,000 net additional subscribers during the same period of 2002. These subscriber additions represented 48.8% and 22.2% of the total net subscriber additions for 2003 and 2002, respectively. We had 5,003,793 subscribers as at December 31, 2003, compared to 3,814,960 subscribers at December 31, 2002, an increase of 32.6%.

Cost of service revenues increased to $73.7 million for the three months ended December 31, 2003 from $60.2 million for the three months ended December 31, 2002 in support of the growth at MobiFon and Český Mobil. Selling, general and administrative expenses increased to $72.5 million for the three months ended December 31, 2003, compared to $47.8 million for the three months ended December 31, 2002; however as a percent of service revenues, these expenses remained relatively stable at 28.0% of service revenues, compared to 26.2% for the corresponding period in 2002. These selling, general and administrative expenses increased 51.6% in the fourth quarter of 2003 primarily in support of the strong fourth quarter subscriber growth and related Christmas promotions. Our OIBDA increased 46.9% to $96.3 million, or 37.1% of service revenue for the fourth quarter of 2003, compared to $65.6 million, or 36.0% of service revenue, for the same period last year.

Depreciation and amortization increased to $53.4 million for the three months ended December 31, 2003 from $44.2 million for the same period of 2002, due primarily to a higher tangible asset base and to the shortening of estimated lives on certain assets.

Operating income rose 101.0% to $42.9 million for the three months ended December 31, 2003, compared to $21.4 million for the same period of 2002.

Total interest expense increased by $4.7 million to $22.9 million for the three months ended December 31, 2003, as a result of higher indebtedness at the corporate level. Higher net income before taxes at MobiFon was the primary cause of a $8.0 million increase in income tax expense for the three months ended December 31, 2003 and better overall results at both MobiFon and Český Mobil caused a $16.6 million increase in the share of earnings allocated to minority interests

As a result of the foregoing, net income for the three months ended December 31, 2003 was $1.5 million, compared to $4.4 million for the same period of 2002.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

Revenues increased to $694.5 million in 2002 from $516.3 million in 2001. MobiFon's continued growth contributed $74.4 million and Český Mobil contributed $103.7 million of the increase.

Total operating expenses increased to $599.1 million in 2002 from $495.1 million in 2001. Included in total operating expenses are cost of revenues, which increased to $269.0 million from $216.7 million due to cost of service increases of $28.7 million and $23.5 million in the Czech Republic and Romania, respectively, incurred in support of their revenue increases. Selling, general and administrative expenses increased by 11.3% to $175.9 million in 2002 compared to $158.0 million in 2001, in support of a 34.5% revenue increase. Operations in the Czech Republic and in Romania contributed $13.2 million and $5.8 million, respectively, of this expense increase. As a result of the above, OIBDA increased 76.3% to $249.6 million for 2002 compared to $141.6 million for 2001 and represents 38.2% and 29.1% as a percent of 2002 and 2001 service revenues, respectively.

Depreciation and amortization increased to $154.3 million in 2002 from $120.4 million in 2001, an increase of $33.9 million. A higher tangible asset base in Romania and in the Czech Republic contributed $9.1 million and $24.8 million to such increase, respectively.

Interest expense increased by $5.1 million to $71.8 million in 2002 mainly reflecting the increased costs at Český Mobil as a result of its drawings on its syndicated credit facility. The foreign exchange gain was $2.1 million in 2002, compared to $2.9 million in 2001. The 2002 gain is represented by gains in Český Mobil of $4.0 million which primarily related to the appreciation of the Czech Koruna over the Euro, partially offset by a $1.9 million loss realized by MobiFon.

The loss on debt extinguishment relates to MobiFon's refinancing of its long-term facility and consists of unamortized deferred financing costs in the amount of $5.2 million and additional interest paid and cancellation fees totalling $4.9 million. The income tax expense of $32.3 million relates to MobiFon which has generated net income and has utilized all its net operating loss carryforwards. Our share of losses allocated to minority interests amounted to $28.1 million in 2002, compared to $45.9 million in 2001. The 2002 minority interests is composed of the share of Český Mobil's losses attributed to minority interests in TIW Czech of $57.0 million, partly offset by the share of earnings attributed to minority interests in MobiFon of $28.9 million. The 2001 minority interests is composed of the share of losses of subsidiaries attributed to minority interests in TIW Czech of $73.3 million, partly offset by the share of earnings attributed to minority interests in MobiFon of $27.4 million.

As a result of the foregoing, net income for the year ended December 31, 2002 was $13.3 million compared to $7.3 million in 2001, and the corresponding basic and diluted earnings per share was $0.16, compared to $0.09 for 2001, based on average shares outstanding of 84.1 million in each of the periods.

MOBIFON
For the years ended December 31,	2003	2002	2001
(in thousands of U.S. $)	$	$	$

Revenues
Services	529,520	425,567	359,868
Equipment	28,531	21,214	12,475
	558,051	446,781	372,343

Cost of services	104,714	81,462	69,835
Cost of equipment	53,301	39,160	27,236
Selling, general and administrative expenses	118,841	94,613	88,836
Operating income before depreciation and amortization	281,195	231,546	186,436
Depreciation and amortization	110,458	86,919	77,791
Operating income	170,737	144,627	108,645

YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

MobiFon's service revenues increased to $529.5 million in 2003 from $425.6 million in 2002, reflecting the continued subscriber growth. MobiFon added 821,800 cellular subscribers compared to 631,600 in 2002 to reach 3,457,042 subscribers as at December 31, 2003 compared to 2,635,208 at the end of 2002. ARPU was $14.35 for the twelve months ended December 31, 2003 compared to $14.19 in 2002. MobiFon achieved record subscriber growth during the fourth quarter. Its focus continues to be on postpaid and high value business customers. The postpaid subscribers at the end of December 31, 2003 were 1,294,238 compared to 941,221 at December 31, 2002, resulting in postpaid subscribers as a percentage of total subscribers at December 31, 2003 of 37.4% as compared to 35.7% as at December 31, 2002. As the telecommunication market penetration increases in Romania, there is a risk of ARPU erosion as new subscribers typically have lower usage. We expect the offering of value added services and continued focus on higher end postpaid and business subscribers to partially offset this effect.

Cost of service revenues increased as a percentage of service revenues to 19.8% in 2003 compared to 19.1% in 2002 and was $104.7 million in 2003 compared to $81.5 million in 2002. The increase was largely due to higher site costs as a result of a greater number of sites on air and higher interconnection and roaming costs due to increased traffic and costs associated with the leasing of fiber optic capacity. The costs of equipment continue to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new postpaid subscribers.

Selling, general and administrative expenses increased to $118.8 million in 2003 compared to $94.6 million in the previous year or 22.4% of service revenue compared to 22.2% of service revenues for 2002. The higher expenses mainly reflect higher subscriber acquisition costs due to greater new subscriber additions especially in the postpaid segment.

MobiFon's OIBDA increased 21.5% to $281.2 million as compared to $231.5 million for the prior year. As a percentage of service revenues, OIBDA was 53.1% in 2003 compared to 54.4% in 2002. Although MobiFon's OIBDA as a percentage of service revenues is not expected to increase above the level achieved in 2003 we expect MobiFon to maintain margins stemming from its large proportion of on-network traffic for which there are no interconnection costs, its low reliance on third parties to provide backbone capacity and its low cost of acquiring new subscribers as it minimizes handset subsidies.

Depreciation and amortization increased to $110.5 million in 2003 from $86.9 million in 2002. The increase was primarily due to a change in estimated useful lives of certain assets and a higher tangible asset base. As a result of the foregoing, the operating income increased to $170.7 million in 2003 from $144.6 million in 2002.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

MobiFon's service revenues increased to $425.6 million in 2002 from $359.9 million in 2001, reflecting the continued subscriber growth. MobiFon added 631,600 wireless subscribers in 2002, compared to 831,800 in 2001 to reach 2,635,200 subscribers at the end of 2002 compared to 2,003,600 at the end of 2001. ARPU was $14.19 for the twelve months ended December 31, 2002 compared to $18.53 in 2001 largely as a result of acquiring lower usage customers during 2002.

Cost of service revenues decreased as a percentage of service revenues to 19.1% in 2002 compared to 19.4% in 2001 and was $81.5 million in 2002 compared to $69.8 million in 2001. The decrease as a percentage of service revenues was largely attributable to a lower proportion of interconnection costs associated with higher on network calling. The cost of equipment continues to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new postpaid subscribers.

Selling, general and administrative expenses increased to $94.6 million in 2002 compared to $88.8 million in 2001. However, as a percent of service revenue, selling general and administrative expenses decreased to 22.2% for 2002 compared to 24.7% for 2001 as a result of both the continued success from the implementation of a cost control program in 2001 and more rigorous credit policies which reduced bad debt expense to 2.0% as a percent of billable service revenues as compared to 3.7% in 2001. MobiFon's OIBDA increased to $231.5 million in 2002 from $186.4 million in 2001 due to the above factors.

Depreciation and amortization increased to $86.9 million in 2002 from $77.8 million the previous year as a result of network expansion in Romania during 2002 and 2001 and due to the shortening of estimated lives on certain assets in the fourth quarter of 2002. As a result of the foregoing, the operating income increased to $144.6 million in 2002 from $108.6 million in 2001.

ČESKÝ MOBIL
For the years ended December 31,	2003	2002	2001
(in thousands of U.S. $)	$	$	$

Revenues
Services	385,388	227,342	125,928
Equipment	23,646	20,331	18,037
	409,034	247,673	143,965
Cost of services	163,494	122,741	97,275
Cost of equipment	36,053	25,594	22,323
Selling, general and administrative expenses	106,143	79,143	65,921
Operating income (loss) before depreciation and
amortization	103,344	20,195	(41,554)
Depreciation and amortization	94,187	67,367	42,562
Operating income (loss)	9,157	(47,172)	(84,116)

YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

Český Mobil's service revenues increased to $385.4 million in 2003 from $227.3 million in 2002, reflecting continued subscriber growth, the company's focus on postpaid subscriber growth and the effect of the appreciation of the Koruna versus the U.S. dollar. The focus on postpaid subscribers is reflected in postpaid subscribers as a percentage of total subscribers of 42.5% as of December 31, 2003 compared to 35.6% as of December 31, 2002. The results of this strategy as well as the appreciation of the Koruna is also reflected in ARPU which for the year ended December 31, 2003 was $22.95 as compared to $17.20 for the year ended December 31, 2002. Foreign exchange appreciation accounted for $2.65 of this increase in ARPU. Český Mobil added 367,000 net subscribers in 2003, compared to 321,400 in 2002, to reach 1,546,751 subscribers as at December 31, 2003 compared to 1,179,752 at the end of 2002.

Effective January 2004, the Value Added Tax (''VAT'') for telecommunications services went from the 5% to the 22% category. This amendment is one in a series related to public-finance reform and part of the government's effort to combat the state's public deficit. The reforms also call for a decrease in the corporate income tax rate, from 31% in 2003 to 24% by 2006. Significant effort throughout the entire organization was invested in adapting Oskar's service portfolio for this VAT change and management continues to evaluate the possible impact of this new regulation on future operational results. In recent days, the Czech government proposed the introduction of legislation to reduce the 22% VAT to 19% in the second quarter of 2004.

Cost of service revenues increased by 33.2% to $163.5 million in 2003 compared to $122.7 million in 2002 in support of the 69.5% increase in service revenues, but decreased as a percentage of services revenues to 42.4% in 2003 compared to 54.0% in 2002 reflecting economies of scale as fixed costs are spread over a larger subscriber base and the effect of a $9.0 million reduction in estimated interconnection costs, of which approximately $ 6.0 million related to 2002. Cost of equipment continued to be higher than associated revenues, consistent with our policy to sell equipment at prices that will attract new subscribers.

Selling, general and administrative expenses increased by 34.1% to $106.1 million as a result of the 31.0% subscriber growth in 2003, the effect of the appreciation of the Koruna and Český Mobil's focus on postpaid subscribers. Český Mobil's OIBDA increased to $103.3 million in 2003 from $20.2 million in 2002, due primarily to revenue increases from subscriber growth coupled with economies of scale and tight controls over operating costs which constrained operating cost increases. Operating income before depreciation and amortization as a percentage of service revenues has increased to 26.8% in 2003 compared to 8.9% in 2002. As Český Mobil continues to grow and more economies of scale are attained, we expect such margins to increase.

Depreciation and amortization increased to $94.2 million in 2003 from $67.4 million in 2002. The increase was primarily due to a change in estimated useful lives of certain assets and a higher tangible asset base. As a result of the foregoing, Český Mobil generated operating income of $9.2 million in 2003 compared to an operating loss of $47.2 million in 2002.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

Český Mobil's service revenues increased to $227.3 million in 2002 from $125.9 million in 2001, reflecting continued subscriber growth and the effect of the appreciation of the Koruna versus the U.S. dollar. Český Mobil added 321,400 net cellular subscribers, compared to 556,700 in 2001, to reach 1,179,800 subscribers at the end of 2002 compared to 858,400 at the end of 2001. ARPU was $17.20 for the twelve months ended December 31, 2002 compared to $18.21 in 2001 largely as a result of lower usage customers acquired during 2002.

Cost of service revenues increased by 26.2% to $122.7 million in 2002 compared to $97.3 million in 2001 in support of the 80.5% increase in service revenues. Cost of equipment continued to be greater than associated revenues consistent with our practice to sell equipment at prices to attract new subscribers.

Selling, general and administrative expenses increased by 20.1% to $79.1 million due to 37.4% subscriber growth in 2002. Český Mobil's OIBDA increased to $20.2 million in 2002 from loss from operating income before depreciation and amortization of $41.6 million in 2001 due primarily to revenue increases from subscriber growth coupled with economies of scale and tight controls over operating costs which constrained operating costs increases.

Depreciation and amortization increased to $67.4 million in 2002 from $42.6 million the previous year as a result of network expansion during 2002. As a result of the foregoing, the operating loss decreased to $47.2 million in 2002 from $84.1 million in 2001.

LIQUIDITY AND CAPITAL RESOURCES

The following table is a summary of our consolidated cash flows for the years ended December 31, 2003, 2002, and 2001.

Cash Flow Data
For the years ended December 31,	2003	2002	2001
(in thousands of U.S. $)	$	$	$

Cash provided by operating activities	270,835	152,778	54,158
Cash used in investing activities	(146,830)	(242,893)	(309,563)
	124,005	(90,115)	(255,405)

Cash provided by financing activities	10,332	80,795	189,786
Net effect of exchange rate translation on cash and cash equivalents	5,722	721	(628)
Increase (decrease) in cash and cash equivalents	140,059	(8,599)	(66,247)
Cash and cash equivalents, beginning of period	46,383	54,982	121,229
Cash and cash equivalents, end of period	186,442	46,383	54,982

YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

For the year ended December 31, 2003, operating activities provided cash of $270.8 million compared to $152.8 million for the same period last year. The increase year-over-year is mainly explained by the $129.1 million increase in the 2003 operating income before non-cash items, such as depreciation and amortization, over the corresponding periods in 2002, partially offset by higher taxes paid by MobiFon in 2003.

Investing activities used cash of $146.8 million for the year ended December 31, 2003, essentially for the expansion of wireless networks in Romania and the Czech Republic, offset by the $41.5 million net proceeds from the sale of a 5.9% interest in MobiFon in March of 2003. This compares to cash used in investing activities of $242.9 million for the year ended December 31, 2002. MobiFon's and Český Mobil's capital expenditures utilized cash of $107.7 million and $80.6 million for 2003, respectively and $100.3 million and $142.6 million for 2002, respectively.

For the year ended December 31, 2003, financing provided cash of $10.3 million and consisted of $18.9 million received from the issuance of subsidiaries' shares to minority interests, $317.1 million proceeds from debt issuance in MobiFon Holdings, less $13.2 million in financing costs incurred and $28.1 million in additions to restricted short term investments, $54.1 million distributed to minority shareholders of MobiFon, $142.1 million of dividends distributed to shareholders, $88.1 million representing a full repayment of demand notes due to TIW. For the year ended 2002, cash provided by financing activities was $80.8 million, mainly as a result of subsidiary's shares issued to minority interests and net borrowings of debt of $29.9 million and $83.1 million, respectively, partially offset by subsidiary's distributions paid to minority interests of $10.8 million, financing costs of $8.6 million and by the $12.8 million in net repayments of advances to our parent.

Cash and cash equivalents, including restricted short-term investments of $28.1 million at MobiFon Holdings as of December 31, 2003, totalled $214.6 million, including $15.4 million at ClearWave and $45.0 million at MobiFon Holdings. As of December 31, 2003, total consolidated indebtedness was $1.1 billion, of which $220.1 million, representing Notes issued by MobiFon Holdings, was at the corporate level, $312.7 million at MobiFon and $587.2 million at Český Mobil.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

For the year ended December 31, 2002, operating activities provided cash of $152.8 million compared to $54.2 million for the same period last year. The year-over-year increase is mainly explained by the $108.0 million increase in OIBDA. Furthermore, results for 2001 include a significant increase in working capital mainly related to Český Mobil.

Investing activities used cash of $242.9 million for the year ended December 31, 2002, essentially for the expansion of cellular networks in Romania and the Czech Republic. This compares to cash used in investing activities of $309.6 million for the year ended December 31, 2001. MobiFon's and Český Mobil's operations utilized cash of $100.3 million and $142.6 million, respectively, for 2002 capital expenditures.

Financing activities generated cash of $80.8 million for the year ended December 31, 2002. This is mainly explained by subsidiary's shares issued to minority interests and net borrowings of debt of $29.9 million and $83.1 million, respectively, partially offset by subsidiary's distributions paid to minority interests of $10.8 million, financing costs of $8.6 million and by the $12.8 million in net repayments of advances to our parent. For the year ended December 31, 2001, financing activities generated cash of $189.8 million. We borrowed $114.1 under our long-term debt facilities, and received $65.8 million in proceeds from investees' shares issued to minority shareholders and $35.6 million in net advances from our parent. These sources of funds were offset by a $25.7 million repayment of long-term debt.

Cash and cash equivalents as of December 31, 2002 totalled $46.4 million, including $1.2 million at the corporate level. As of December 31, 2002, total consolidated indebtedness was $828.4 million which included third party debt of $267.7 million and $470.2 (in TIW) million at MobiFon and Český Mobil, respectively, and $90.4 million of amounts due to TIW and its affiliates, primarily at the corporate level.

SOURCES OF FINANCING

At the corporate level, as at December 31, 2003, we had cash and cash equivalents of $32.3 million and restricted short-term investments of $28.1 million and we had total debt of $220.1 million, consisting of the 12.5% MobiFon Holdings Senior Notes due 2010. The following is a summary discussion of financing activities conducted at the corporate level.

Prior to 2002, substantially all of our cash requirements at the corporate level were met by the proceeds from invested capital and other cash advances from TIW and its affiliates.

During 2002, MobiFon approved aggregate distributions of $66.3 million, consisting of dividends of $27.5 million and share repurchases of $38.8 million. We received $42.0 million of these distributions in 2002 and utilized a portion of such proceeds to repay some of the advances from our parent and accrued interest thereon. On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase of which $24.6 million was paid to us during 2002. In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion [$59.1 million] of which we received $33.5 million. Furthermore, in October 2003, the shareholders of MobiFon distributed $35.7 million by means of a par value reduction, of which we received $20.6 million

In March 2003, we sold a 5.9% equity interest in MobiFon for a total cash consideration of $42.5 million.

On June 27, 2003, MobiFon Holdings, a wholly owned subsidiary which holds our investment in MobiFon, closed a $225 million issue of 12.5% Senior Notes, by way of private placement. The 12.5% Senior Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds to MobiFon Holdings from the offering, after deducting issuance expenses, were $210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the noteholders, which has been reflected as restricted short-term investments on the balance sheet and $182.5 million was distributed to us. We utilized a portion of the proceeds to fully repay the demand notes to TIW and made distributions to shareholders in the aggregate amount of $142.1 million. The restricted short-term investment consists of term deposits and highly liquid debt instruments purchased with a maturity of greater than three months and less than six months. As at December 31, 2003, the interest rate on these short-term investments is 1.1%.

The 12.5% Senior Notes mature on July 31, 2010. Interest on the notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The 12.5% Senior Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the MobiFon Holdings' future subordinated indebtedness and pari passu in right of payment with all of MobiFon Holding's existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the 12.5% Senior Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the 12.5% Senior Notes, contains customary negative covenants which among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, MobiFon Holdings will not be permitted to engage in activities other than holding its equity interests in MobiFon nor to reduce its ownership in MobiFon to below 50.1%. Furthermore, MobiFon Holdings will not be permitted to incur indebtedness in excess of the lower of $360 million or two times the last twelve months' OIBDA. On November 17, 2003, the notes were exchanged for substantially identical notes registered under the United States Securities Act. During the year ended December 31, 2003, financing costs in the amount of $9.8 million relating to the issuance of the 12.5% Senior Notes were deferred.

MobiFon

MobiFon's cash requirements as of December 31, 2003 have been met by borrowings under its bank facilities and capital leases, of $300.0 million and $12.7 million, respectively, equity contributions of $270.6 million, of which $161.0 million has been returned by way of dividends and returns of capital and by cash generated from its operations.

On August 27, 2002, MobiFon closed a $300 million senior loan facility. The facility is fully drawn as of December 31, 2003 and the loans outstanding are repayable in quarterly instalments starting in January 2004 and maturing in October 2008. The interest rate on the loans is LIBOR plus 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR plus 2.5% to LIBOR plus 4.0% depending on certain financial ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $99.4 million has been fixed at rates ranging from 3.64% to 3.20%.

The term of the facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. Under an unanimous security agreement all of the shareholders of MobiFon, including us have encumbered our shares by way of pledge in favour of MobiFon's lenders. The facility is also secured by substantially all of the assets of MobiFon.

MobiFon entered into interest rate swap arrangements on notional principal amounts of $100 million and $30 million whereby the LIBOR portion of the interest on the related loans principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate on the loans outstanding on this facility at December 31, 2003 was 6.6% [6.9% in 2002].

MobiFon also has available $20.0 million of uncommitted operating capital. MobiFon's $9.0 million overdraft facility, which permits up to $10.0 million in issuance of letters of guarantee to third parties, can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank's cost of funds plus 5% per annum. As of December 31, 2003 and December 31, 2002, there were no outstanding borrowings under any of the facilities; however, bank guarantees of $3.0 million have been issued by MobiFon under these facilities. A second $10 million facility is repayable on demand and bears interest at the rate of the lender's U.S. dollar prime rate plus 3.05% per annum.

Český Mobil

The cash requirements of Český Mobil through December 31, 2003 have been met primarily by shareholder contributions of $374.9 million, by borrowings under their senior secured syndicated credit facility entered into on July 19, 2000 of $587.2 million and financing under supply contracts which, using December 31, 2003 exchange rates, amount to $19.7 million.

The syndicated credit facility is composed of two tranches. Tranche A is in the form of a committed revolving credit facility converting on January 19, 2004 to a term loan of up to € 269.1 million and Koruna 3.8 billion, [totalling $486.6 million] currently carrying interest at a rate of EURIBOR plus 1.25% for Euro drawings and PRIBOR plus 1.25% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility starting June 2004 until final maturity in December 2008.

Tranche B consists of a term loan of up to € 26.6 million and Koruna 1.7 billion, [totaling $100.6 million] carrying interest at EURIBOR plus 1.50% for Euro drawings and PRIBOR plus 1.50% for Koruna drawings, reimbursable by installments starting in December 2008 until final maturity in December 2009. The facility was fully drawn at December 31, 2003. An affiliate of a significant shareholder of ours and of TIW Czech is participating in the lending syndicate facility.

Depending on certain financial ratios, the margin on Tranche A is between 1.75% and 0.75% and the margin on Tranche B is between 2.25% and 1.0%.

The facility is collateralized by a pledge of TIW Czech's shares in Český Mobil and of substantially all of the assets of Český Mobil. As a result, the majority of the net assets of Český Mobil are restricted from distribution to us, unless waivers are obtained.

Český Mobil entered into interest rate and currency swaps arrangements pursuant to which € 186.3 million [$235.4 million] of the Euro based borrowings as at December 31, 2003 are effectively Koruna based and, together with an additional 3.7 billion Koruna [$145.5 million] have effective fixed interest rates ranging from 4.39% to 9.01% for maturities extending to September 2007. Swaps have also been entered into on € 71.8 million [$90.7 million] drawn which has the effect of fixing the Euro to Koruna conversion rate on the interest payments and changing the referenced interest rate from EURIBOR to PRIBOR. Interest on this € 71.8 million draw has also been capped through the use of option agreements which are detailed as follows: € 21.5 million [$27.2 million] and a further 287.6 million Koruna [$11.2 million] are subject to interest rate option agreements, which provide that the PRIBOR component of the interest rate on these borrowings will not exceed 8.61%, until November, 2005; € 50.3 million [$63.5 million] and 701.2 million Koruna [$27.3 million] are subject to interest rate option agreements which provide that the interest rate on these borrowings will not exceed 9.99%, until November, 2005. Český Mobil also entered into a 12-month Euro to Koruna cross currency forward purchase arrangement for € 60 million [$75.8 million] on May 11, 2003. Český Mobil has also purchased a currency call option to hedge currency risk on the principal of an additional € 10 million [$12.6 million] of Euro denominated debt. The effective weighted average interest rate on this credit facility is 5.9% at December 31, 2003 [7.0% in 2002].

Český Mobil used the funds drawn under its senior secured syndicated credit facility to finance the construction, operation, working capital, debt service and related requirements of its GSM network in the Czech Republic including the repayment of amounts financed under supply contracts with Siemens and Ericsson.

We believe that the risk of non-performance by counter-parties to the swap, cross currency forward and option agreements in MobiFon and Český Mobil is low, as the agreements have been concluded with large, credit worthy financial institutions.

FUTURE CAPITAL REQUIREMENTS

We expect to have future capital requirements, particularly in relation to the expansion and the addition of capacity to our cellular networks and for the servicing of debt. We may also have additional capital requirements should we decide to acquire third generation mobile communication licenses in Romania and the Czech Republic. We intend to finance future capital requirements mainly from cash flow from operating activities, cash and cash equivalents and short-term investments on hand and through externally generated funds such as the disposition of assets and the sale of debt and equity securities.

Debt at the corporate level consists of MobiFon Holdings' 12.5% Senior Notes. Interest on the notes began on January 31, 2004 and is payable in cash semi-annually in arrears on each January 31, and July 31. We expect to service the 12.5% Senior Notes from the cash flows of operations of MobiFon. In order to have access to these cash flows, MobiFon will have to make distributions of which a significant portion will be paid to minority shareholders.

MobiFon's future capital requirements will include debt repayment and network expansion, both of which are expected to be financed by cash flows from operations. As at December 31, 2003, MobiFon had purchase commitments of approximately $15.2 million. MobiFon's future capital requirements will also likely include disbursements in connection with the potential acquisitions of a UMTS license. The Romanian government has announced its intention to award four third-generation mobile communications licenses of which at least one shall be the UMTS standard, for a price of $35 million each, payable over a period of five years. Should we acquire a UMTS license, the initial payment for the license will be $10.5 million and would be financed by MobiFon's cash on hand. In the past three years at MobiFon, cash capital expenditures have averaged of $111.1 million annually ($107.7 million, $100.3 million and $125.3 million in each of the years 2003, 2002 and 2001, respectively) and we expect future capital requirements for such purposes to be commensurate with these amounts. Should we acquire a UMTS license, we expect some incremental capital expenditures for the initial build-out of a UMTS network.

As of December 31, 2003, MobiFon is also committed to a frame leasing agreement with a national power supplier for shorter of 17 years or the end of the GSM license period, commencing in 2003, whereby the power supplier agreed to lease out two fiber optic strands over high voltage poles and technical space to MobiFon, and MobiFon agreed to lease out communication capacity to the power supplier over a portion of the capacity of the enabled fiber. The lease payments and receipts, which individually are estimated to reach $5 million per annum by the end of the contract, are expected to offset one another such that minimal cash payments, if any, will be made by either party. The estimated cost to MobiFon to enable the entire leased fiber to be utilized is $8.5 million, of which $1.7 million was incurred during 2003 and $3.4 million in 2002.

Český Mobil's capital requirements will include the expansion of its cellular network. These requirements are also expected to be financed by cash flows from operations. As at December 31, 2003, Český Mobil had purchase commitments of approximately $7.1 million with network equipment and systems support providers. Český Mobil's competitors both have a UMTS license for which they each paid an amount of approximately 3.9 billion [$142.9 million] and 3.5 billion [$131.0 million] Korunas, respectively. Should Český Mobil acquire such a license, we anticipate it will be financed by way of either shareholder subscriptions or additional debt financing. As Český Mobil rapidly increased its subscriber base and improved utilization of its network, its capital expenditures have decreased from $109.2 million in 2001 to $106.6 million in 2002 and $69.7 million in 2003.

As our network now covers substantially all of the Czech and Romanian populations, we expect both Český Mobil and MobiFon future investments in network infrastructure to primarily be a function of their requirements for increased capacity. Our cash commitments as at December 31, 2003, excluding interest, in millions of dollars, are set forth in the following table.

	Operating	Long-term	Capital	Purchase
	Leases	Debt	Lease	Commitments	Total
	$	$	$	$	$
2004	23.6	49.0	12.7	22.3	107.6
2005	18.2	120.4			138.6
2006	18.1	159.8			177.9
2007	16.9	216.1			233.0
2008	14.0	241.3			255.3
Thereafter		320.6			320.6
Total	90.8	1,107.2	12.7	22.3	1,233.0

Not included in the above are annual line lease payments and annual microwave lease payments of approximately $5.8 million and $2.9 million, respectively, the contracts for which can be terminated, subject to a 6 month lease payment penalty. In addition, our operating subsidiaries are committed to pay minimum annual spectrum fees of approximately $19 million.

On January 30, 2004, MobiFon sold its option to buy the properties which are currently the subject of a sale and leaseback financing and accounted for as a $12.7 million capital lease. In addition, MobiFon concluded an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement becomes effective July 4, 2004 and MobiFon has the option to prolong the lease for another 6 years.

In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, holders of 15.5% of the shares of MobiFon may require us or TIW, at TIW's option, to make an offer to acquire such minority shareholder's unencumbered shares of MobiFon. One of such shareholders has a common significant shareholder with TIW and TIW Czech N.V. The purchase price of such shares will be their fair market value as determined by an independent evaluator and shall be payable in cash or, at TIW's option, shares of TIW.

Under the terms of an unanimous shareholders' agreement for TIW Czech, the shareholders of that company set a horizon of five years from their initial investment to seek liquidity. Accordingly, the contractual arrangements contemplated a potential initial public offering, possibly with a secondary portion, of either TIW Czech or ClearWave within five years. If such an offering cannot be achieved within that time frame, and unless TIW Czech investors holding 80% of the equity decide otherwise, at any time after December 3, 2004 the TIW Czech shareholders shall initiate an orderly sale process. In that event TIW Czech must use best efforts to seek a buyer for its assets or shares as a going concern in a timely fashion. We have the exclusive right to make a preemptive offer and acquire all the shares of TIW Czech not already owned by us if a majority of the other shareholders accept such offer or any subsequent third party offer that is on less favourable terms. We also have rights of first refusal on any sale of TIW Czech shares to third parties.

We are a holding company with no material business operations, sources of income or operating assets of our own other than the shares of our subsidiaries and operating companies. Our cash flow and, consequently, our ability to meet our debt service obligations, is dependent upon the payment of funds by our subsidiaries in the form of loans, dividends, advances or otherwise. Under certain of our long-term debt agreements, we are subject to certain financial and negative covenants, including restrictions on our ability to incur indebtedness, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. Restrictions also exist on the ability of our operating subsidiaries to transfer funds in the form of dividends, loans or otherwise.

EXCHANGE RATES

We report our financial statements in U.S. dollars. We operate in different currency jurisdictions and virtually all of our revenues and a substantial portion of our operating expenses are in currencies other than our reporting currency. As a result, we are exposed to exchange rate risk. Any significant change in the relevant exchange rates, whether of a short-term nature or a steady long-term change in relative valuation, could have a material effect on our financial statements. In Romania, significant devaluation relative to the U.S. dollar has occurred in the past and may occur again in the future. In addition, we experience fluctuations in our results of operations solely as a result of exchange rate fluctuations. Where possible, we adjust our tariffs for the effects of inflation, one of the factors affecting relative exchange rates. However, we may be unable, due to regulatory restrictions and market conditions, to adjust our local tariffs in response to changes in the exchange rates relative to our reporting currency and may therefore be unable to protect ourselves from exchange rate fluctuations.

As of December 31, 2003, the cumulative inflation in Romania for the last three years was below 100%, and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates, and the U.S. dollar has been determined to continue to be its functional currency.

At the corporate level, we may elect to enter hedging arrangements from time to time in the future and have currently entered into a forward contract to hedge a January 2004 acquisition of 3.62% of Český Mobil for € 22.0 million. We do not have a policy to systematically hedge against foreign currency fluctuations. At the operating company level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, where possible, assets and liabilities. In some cases, we may borrow in U.S. dollars or Euro because it is either advantageous for the operating companies to incur debt obligations in such currency or because such currency denominated borrowings are the only funding source available to the operating company at the time. As previously described, Český Mobil has hedged a portion of its variable rate debt by entering into interest rate and cross currency swaps [See ''Sources of financing - Český Mobil'']. Český has also entered into a cross currency forward purchase arrangement and a currency call option to hedge currency risk on certain Euro denominated debt.

INFLATION

Inflation has not been a material factor affecting our continuing business to date. Although system equipment costs may increase over time as a result of inflation, we expect that the cost of subscriber equipment will decrease over time as volume increases, although there can be no assurance that this will be the case. General operating expenses such as salaries, employee benefits and lease costs are, however, subject to normal inflationary or deflationary pressures.

In Romania the effects of inflation may become significant to our operations. Where permitted, and subject to competitive pressures, we intend to increase our tariffs to account for the effects of inflation. However, in those jurisdictions where tariff rates are regulated or specified in the license we may not be able to mitigate the impact of inflation on our operations.

REGULATORY ENVIRONMENT

MobiFon and Český Mobil hold one of three licenses issued to provide nationwide GSM-based cellular telecommunications services in their respective countries. Our operational subsidiaries are committed to pay minimum annual spectrum fees of approximately $19.0 million. Starting in 2003, the new Romanian regulatory act provides for other fees based on a percentage of revenue and on other basis that have yet to be determined. The conditions to the various license agreements require our operational subsidiaries to substantially meet the deployment plans set out in their license agreement and, in certain instances, to provide a specified level of services in their respective coverage areas. Our future performance may be affected by factors such as political changes including government actions relating to its licenses, changes in technology and competition.

We operate in regulated industries and in the normal course of business, our operational subsidiaries' actions are subjected to scrutiny by various regulatory agencies, which, from time to time, will initiate administrative proceedings against us for alleged breaches to different regulations including arrangements for interconnection fees. We believe that the ultimate outcome of any such proceedings currently in progress will not be materially adverse to us.

Consolidated Financial Statements

ClearWave N.V.

December 31, 2003 and 2002

REPORT OF INDEPENDENT AUDITORS

To the Board of Management and Shareholders of

ClearWave N.V.

We have audited the accompanying consolidated balance sheets of ClearWave N.V. as of December 31, 2003 and 2002, and the related consolidated statements of income and comprehensive income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of ClearWave N.V.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ClearWave N.V. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets and in 2001 the Company changed its method of accounting for derivative financial instruments.

Montréal, Canada	(signed)
February 24, 2004	Ernst & Young LLP

CLEARWAVE N.V.
CONSOLIDATED BALANCE SHEETS

As at December 31,
[In thousands of U.S. dollars]

	2003	2002
	$	$
ASSETS [note 7]

Current assets
Cash and cash equivalents	186,442	46,383
Short term investments - restricted [note 7]	28,125	—
Trade debtors, net of allowance for doubtful accounts of $8,296
and $7,503 as at December 31, 2003 and 2002 respectively	80,092	55,175
Amounts receivable from minority interests [note 4]	16,695	—
Inventories	16,150	10,248
Value added taxes recoverable	4,439	2,634
Prepaid expenses	15,367	20,105
Deferred income tax asset [note 10]	1,003	1,932
Other current assets	1,312	1,686
Total current assets	349,625	138,163
Property, plant and equipment [note 5]	1,101,920	1,021,841
Licenses [note 5]	89,641	94,593
Goodwill [note 3]	57,219	52,606
Deferred financing costs and other	28,165	19,999
Total assets	1,626,570	1,327,202

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable - trade	55,262	37,693
Accounts payable - TIW group [ note13]	—	2,350
Income and value added taxes payable	14,965	5,459
Accrued liabilities	71,770	58,940
Accrued interest payable	20,578	7,509
Deferred revenues	33,046	28,483
Due to parent and affiliated companies [note13]	—	88,085
Current portion of long-term debt [note 7]	61,677	—
Amounts payable to minority interests [note 4]	23,577	13,400
Total current liabilities	280,875	241,919
Long-term debt [note 7]	1,058,251	737,981
Derivative financial instrument position [note 15]	36,404	46,751
Deferred income tax liability [note 10]	8,691	5,211
Minority interests	183,179	146,588
Total liabilities	1,567,400	1,178,450
Shareholders' Equity [note 1]
Share capital [note 8]	21,467	21,467
45,868,498 Class A Subordinate Voting Shares and
38,230,950 Class B Multiple Voting Shares
Share premium	21,737	163,865
Retained earnings (Deficit)	14,565	(32,221)
Accumulated other comprehensive income (loss)
Foreign currency translation adjustment	9,025	5,038
Fair value of interest rate swaps, cross currency swaps
and interest rate options [note 15]	(7,624)	(9,397)
Total shareholders' equity	59,170	148,752
	1,626,570	1,327,202
Commitments and contingencies [notes 4 and 14]
Related party transactions [note 13]
Subsequent events [note 17]
See accompanying notes

On behalf of the board of management:
	(signed) ALEXANDER TOLSTOY	(signed) JAMES J. JACKSON
	Managing Director	Managing Director

CLEARWAVE N.V.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the years ended December 31,
[In thousands of U.S. dollars, except share and per share data]

	2003	2002	2001
	$	$	$

Revenues
Services	914,908	652,909	485,796
Equipment	52,177	41,545	30,512
	967,085	694,454	516,308
Costs
Cost of services	268,208	204,203	167,110
Cost of equipment	89,354	64,754	49,559
Selling, general and administrative expenses
[notes 9 and 13]	230,873	175,862	158,032
Depreciation and amortization [note 9]	204,645	154,286	120,353
Operating income	174,005	95,349	21,254
Interest expense [note 9]	(80,363)	(71,786)	(66,703)
Interest and other income	1,963	1,921	3,951
Foreign exchange gain	3,527	2,109	2,939
Gain on disposal of investment [note 3]	19,821	—	—
Loss related to extinguishment of debt	—	(10,100)	—
Income (loss) before income taxes and minority interests	118,953	17,493	(38,559)
Income taxes [note 10]	49,910	32,273	—
Income (loss) before minority interests	69,043	(14,780)	(38,559)
Minority interests	(22,257)	28,067	45,894
Net income	46,786	13,287	7,335
Foreign currency translation adjustment [note 15]	3,987	4,059	4,066
Cumulative effect of change in accounting principle for
derivatives and hedging activities, net of minority interest of
$757 [note15]	—	—	(1,318)
Change in fair value of interest rate swaps, cross currency swaps and interest rate options, net of tax of $733 and $922 in 2003 and 2002 respectively, and of minority interest of $3,787 [2002
- $8,429; 2001 - $15,896] [note 15]	1,773	(2,636)	(5,443)
Comprehensive income	52,546	14,710	4,640
Weighted average number of shares
[note 1]	84,099,448	84,099,448	84,099,448

Basic and diluted earnings per share [note 1]	0.56	0.16	0.09

See accompanying notes

CLEARWAVE N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,
[In thousands of U.S. dollars]

	2003	2002	2001
	$	$	$
OPERATING ACTIVITIES
Net income	46,786	13,287	7,335
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	204,645	154,286	120,353
Amortization/write-off of deferred financing costs [note 3]	3,907	9,476	5,401
Accreted interest on long-term debt	—	1,984	2,394
Accreted interest on advances from parent company [note 13]	—	1,417	10,043
Minority interests	22,257	(28,067)	(45,894)
Gain on disposal of investment [note 4]	(19,821)	—	—
Deferred income taxes	4,140	4,201	—
Other non-cash items	7,797	—	(3,643)
Changes in operating assets and liabilities [note 11]	1,124	(3,806)	(41,831)
Cash provided by operating activities	270,835	152,778	54,158
INVESTING ACTIVITIES
Acquisitions of property, plant and equipment [note 11]	(188,330)	(242,893)	(286,324)
Proceeds from sale of ownership in a subsidiary [note 4]	41,500	—	—
Increase of ownership in subsidiaries [note 4]		—	(23,239)
Cash used in investing activities	(146,830)	(242,893)	(309,563)
FINANCING ACTIVITIES
Dividends [note 7]	(142,128)	—	—
Advances from parent company	—	7,055	43,739
Reimbursement of advances from parent company	(88,085)	(19,805)	(8,133)
Issuance of subsidiaries' shares to minority interests [note 4]	18,879	29,930	65,779
Subsidiary distributions paid to minority interests [note 4]	(54,105)	(10,798)	—
Deferred financing and other costs	(13,224)	(8,646)	—
Proceeds from issuance of long-term debt [note 7]	317,120	333,557	114,106
Repayment of long-term debt	—	(250,498)	(25,705)
Additions to short-term investments - restricted [note 7]	(28,125)	—	—
Cash provided by financing activities	10,332	80,795	189,786

Net effect of exchange rate translation on cash and cash equivalents	5,722	721	(628)
Net change in cash and cash equivalents	140,059	(8,599)	(66,247)
Cash and cash equivalents, beginning of period	46,383	54,982	121,229
Cash and cash equivalents, end of period	186,442	46,383	54,982
See accompanying notes

CLEARWAVE N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended December 31,
[In thousands of U.S. dollars]

			Retained	Accumulated	Total
	Share	Share	earnings	Other	Shareholders'
	Capital	Premium	(Deficit)	Comprehensive	Equity
	[note 8]			Income (Loss)
	$	$	$	$	$

Balance as at December 31, 2000	21,467	163,865	(52,843)	(3,087)	129,402

Comprehensive income	—	—	7,335	(2,695)	4,640

Balance as at December 31, 2001	21,467	163,865	(45,508)	(5,782)	134,042

Comprehensive income	—	—	13,287	1,423	14,710

Balance as at December 31, 2002	21,467	163,865	(32,221)	(4,359)	148,752

Dividends [note 7]	—	(142,128)	—	—	(142,128)

Comprehensive income	—	—	46,786	5,760	52,546

Balance as at December 31, 2003	21,467	21,737	14,565	1,401	59,170

See accompanying notes

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of business

ClearWave N.V. ["the Company"], either directly or indirectly, develops and operates wireless telecommunications networks in Central and Eastern Europe. The Company currently has cellular operations in Romania through its operating subsidiary MobiFon S.A.["MobiFon"] and in the Czech Republic through its operating subsidiary, Český Mobil a.s. [" Český Mobil"] As at December 31, 2003, Telesystem International Wireless Inc. ["TIW"], together with its wholly owned subsidiary, Telesystem International Wireless Corporation N.V. ["TIWC"], had an 86.8% equity interest [85.6% in 2002] and a 95.3% voting interest [94.9% in 2002] in the Company. As at December 31, 2003 the Company owned 100% of the equity and voting rights of MobiFon Holdings B.V. ["MobiFon Holdings"], which owned 57.7% of the equity and voting rights [53.4% in 2002] of MobiFon [see notes 4 and 17] The Company also owned 24.2% and 50.8% of the equity and voting rights, respectively, of TIW Czech N.V. ["TIW Czech"], which owned 96.3% of the equity and voting rights [95.45% in 2002] of Český Mobil [see notes 4 and 17].

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular networks, and for the servicing of its debt. The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand, short term investments and cash flow from operating activities.

The ability to generate sufficient short-term and long-term capital in the future is dependent upon many factors, including financial market conditions and general economic conditions in the countries where the Company conducts its principal operations. The Company's future performance may also be affected by other factors such as political changes including government actions relating to its licenses and local taxes, changes in technology, competition, inflation and foreign exchange fluctuations.

Basis of presentation

The Company was incorporated on September 17, 1999 under the laws of The Netherlands. On that date, the Company issued 50,000 shares of its common stock to TIWC, its parent company, for a consideration of € 50,000. Pursuant to a Share Contribution Agreement dated October 21, 1999 with TIWC, the Company issued 100,000 shares of its common stock in exchange for TIWC's 62.0% equity interest in MobiFon, advances made to a minority shareholder in MobiFon, and other costs incurred by TIWC in 1999 in connection with its projects in Central and Eastern Europe. On October 22, 1999, the Company acquired from TIWC all of the issued and outstanding shares of TIW Czech , for consideration of one share of its common stock. This reorganization was accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, these consolidated financial statements reflect the results of operations and changes in cash flows as if the Company had always carried on the business in Central and Eastern Europe.

On February 13, 2001, a reorganization of the Company's share capital took place, in which the 150,001 issued and outstanding shares of common stock were converted into 300,002 Class "B" Multiple Voting Shares and $21.5 million of share premium was converted into 45,868,498 Class "A" Subordinate Voting Shares and 37,930,948 Class "B" Multiple Voting Shares. In connection with TIW's February 14, 2001 public offering of units, the Company became a registrant with the Securities Exchange Commission in the United States and with the Canadian securities commissions. The TIW Units terminated on June 30, 2002 (the "Unit Termination Date"). On the Unit Termination Date, the option to acquire 0.2 common share of TIW for no additional consideration by tendering one Unit back to TIW expired and detached from the one class A subordinate voting share of the Company contained in each Unit.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

The continuity of the number of shares in these financial statements reflects the attribution of the capital structure adopted following the reorganizations in 1999 described above as though it had always existed. Under a contract of association, as long as MobiFon constitutes over 25% of the fair market value of the Company's assets, all transfers and issuance of the Company's treasury shares, except for the shares which were included in the above expired units, give a minority shareholder of MobiFon a right of first refusal to purchase a proportionate percentage of the Company's interest in MobiFon at fair market value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ["U.S. GAAP"] and the related rules and regulations adopted by the United States Securities and Exchange Commission. As described in Note 16, except for the presentation of the consolidated statements of comprehensive income and for the accounting of derivative financial instruments considered as cash flow hedges for accounting purpose, these accounting principles would not materially differ from those that would have been followed had the financial statements been prepared in accordance with Canadian GAAP.

The summary of significant accounting policies is as follows:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation

Investments over which the Company exercises control are consolidated. The effect of the decrease in the Company's equity interest as a result of the shares issued by subsidiaries to minority interests is reported as dilution gains or losses in the Company's consolidated statements of income.

Cash equivalents

Cash equivalents consist of term deposits and highly liquid debt instruments purchased with a maturity of three months or less, and are considered to be cash equivalents for cash flow reporting purposes.

Short-term investments

Short-term investments are accounted for at the lower of cost and market value.

Inventories

Inventories consist principally of handsets and accessories held for resale and are stated at the lower of cost, determined on a weighted average cost basis, and net realizable value.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Property, plant and equipment and licenses

Fixed assets and intangible assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

Network equipment and infrastructure	10 years
Buildings	20 years
Computer equipment and software	3 to 5 years
Other equipment	3 to 5 years
Licenses	15 to 20 years
Leasehold improvements	terms of the leases

When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment and licenses, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of income and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

Goodwill

Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is tested for impairment annually or more often if events or changes in circumstances indicate that it might be impaired. The impairment test consists of a comparison of the fair value of the reporting unit to which goodwill is assigned with its carrying amount. Any impairment loss in the carrying amount compared with the fair value is charged to income in the year in which the loss is recognized [See Note 3].

Financing costs

Share issue costs are recorded as a reduction of the related share capital. Debt issue costs are deferred and are amortized over the life of the debt to which they relate using the effective interest rate method.

Income taxes

The Company follows the liability method in accounting for income taxes. Deferred tax balances reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Valuation allowances are established when it is more likely than not deferred tax assets will not be realized. The Company does not account for differences that result from subsidiaries functional currency re-measurement.

Foreign currency translation

The functional currency of the Company is the U.S. dollars. Transactions arising in foreign currencies are translated into U.S. dollars at the exchange rate at the transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of income.

Results of operations from Cesky Mobil which report in Czech Koruna are translated using the monthly average exchange rates, while assets and liabilities are translated using the current rates at each balance sheet date. The resulting exchange gains or losses are accumulated in the cumulative translation adjustment account included as a component of accumulated other comprehensive income (loss) within shareholders' equity.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Romania had a highly inflationary economy until June 30, 2003 and accordingly, the financial statements of MobiFon for periods prior to June 30, 2003 were re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing year-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are charged to income.

As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently, Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be its functional currency.

Revenue Recognition

Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, the Company considers this arrangement as a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among the separate units of accounting based on their relative fair values. When prepaid cards are sold to dealers, the revenue from the airtime is measured at the amount paid by the subscriber and is recorded when services are provided. Commissions to dealers are classified within selling, general and administrative expenses.

Subscriber acquisition costs

The excess of the cost of handsets to the Company over the amount recovered from sales to subscribers is recognized upon the sale of the handsets and is recorded in cost of equipment.

Advertising costs

Advertising costs are expensed as incurred.

Earnings per share

Basic earnings per share are calculated using the weighted average number of shares of common stock outstanding during the year.

Derivative financial instruments

Derivative financial instruments are presented at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is presented net of tax and minority interest, in other comprehensive income and is recognized in the income statement when the hedged item affects earnings. The ineffective portion of the change in the fair value of cash flow hedges is recognized in earnings. All of the Company's derivatives that are designated as hedges at December 31, 2003 and 2002 are designated as cash flow hedges.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

3. CHANGE IN ACCOUNTING POLICIES

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. Under the new standard, goodwill is no longer amortized. Similar requirements were also issued in Canada under Section 3062 of the CICA Handbook. Effective January 1, 2002, the Company has adopted Statement 142 and applied its recommendations prospectively.

The following table reconciles the reported net income and adjusted net income excluding amortization of goodwill:

	2003	2002	2001
	$	$	$
Reported net income	46,786	13,287	7,335
Amortization of goodwill	—	—	2,607
Adjusted net income	46,786	13,287	9,942
Adjusted basic and diluted earnings per share	0.56	0.16	0.12

Effective January 1, 2001, the Company adopted SFAS 133, as amended by SFAS 137 and 138, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. In accordance with SFAS 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedge as cash flow hedges and evaluated for effectiveness quarterly. Under the new rules all derivative financial instruments are presented at their fair value, including those identified as hedges for accounting purposes. The change in the fair value of such derivatives is presented net of tax and minority interest, in other comprehensive income and is recognized in the income statement when the hedged item affects earnings. The implementation of these new rules has no impact on the determination of net income.

4. INVESTMENTS AND DIVESTITURES

a) MobiFon

On February 15, 2001, the Company acquired 5.7% of MobiFon's outstanding shares from certain minority shareholders for an aggregate purchase price of $40.5 million. Of this amount, $23.2 million was paid cash, $12.3 million through an issue of units by TIW and $5.0 million through a forgiveness of debt. The issuance of units by TIW on behalf of the Company resulted in a corresponding demand loan from TIWC. These transactions, which increased the Company's equity interest to 63.5%, were accounted for using the purchase method and goodwill amounting to $31 million was recorded.

During 2002, as a result of dividends declared and paid by MobiFon, $10.1 million was paid to minority interests. In October 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders had the opportunity to tender their shares up to June 30, 2003 in order to realize their pro-rata share of this distribution. Distributions of $25.4 million were made in the last quarter of 2002 of which $24.6 million was paid to the Company. During 2003, the remaining shareholders tendered their shares; and $13.4 million classified within current liabilities as at December 31, 2002, relating to such tender was distributed.

In March 2003, the Company sold a 5.9% equity interest in MobiFon, for aggregate cash consideration of $42.5 million. After deducting costs of $1.0 million, a $19.8 million gain was recorded on this transaction, minority interests was increased by $15.8 million and goodwill and licenses were reduced by $4.4 and $1.5 million, respectively. [See Note 17].

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion ($59.1 million) of which $25.6 million was paid to minority shareholders and in July 2003, the shareholders of MobiFon approved distributions of Lei 1,188 trillion ($35.7 million) by means of a par value reduction; this was distributed on October 22, 2003 of which $15.1 million was paid to minority shareholders.

In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, certain minority shareholders of MobiFon, having a 15.5% interest in MobiFon may require, the Company or TIW, at the TIW's option, to make an offer to acquire such minority shareholders' unencumbered shares. One of such shareholders has a common significant shareholder with TIW and TIW Czech N.V. The purchase price of such shares will be the then fair market value as determined by an independent evaluator and shall be payable in cash or shares of TIW at TIW's option.

b) Český Mobil

Following the capital calls of Český Mobil, in 2001 and 2002, in which the shareholders other than the Company's subsidiary did not participate, the equity interest of TIW Czech N.V.in Český Mobil a.s., increased from 94.1% to 95.5% at December 31, 2001 and further increased to 96.3% on January 20, 2003 as a result of the registration of the shares issued pursuant to the December 2001 and March and June 2002 calls. No goodwill resulted from these transactions.

In July 2003, the shareholders of TIW Czech made additional equity contributions totaling € 22.0 million ($24.9 million) of which € 16.7 million ($18.9 million) was made by minority interests.

On October 6, 2003, a minority shareholder of Český Mobil gave notice of its intention to exercise its option to sell its 3.62% share in Český Mobil to TIW Czech at a price of approximately 600 million Czech Koruna for which the Company entered into a foreign exchange hedge fixing the future cash obligation at $22.0 million. TIW Czech financed the acquisition during the first quarter of 2004 via shareholder contributions totaling $22.0 million of which $16.7 million was made by minority shareholders. The acquisition was accounted for using the purchase method as of the date of the exercise of the put option and resulted in the creation of $9.0 million of goodwill, a purchase payable of $22.0 million, minority shareholders' receivables of $16.7 million and a net increase of $3.7 million of minority interests.

As a result of the MobiFon and Cesky Mobil transactions above, goodwill in the amounts of $9.0 and $31.0 million were recorded in 2003 and 2001, respectively.

TIW Czech has a stock option and stock appreciation rights plan for employees of Český Mobil and the grant of options thereunder. After a vesting period, options issued in connection with this plan will allow, subject to an initial public offering or a change of control of TIW Czech (the "Events") or Český Mobil, holders to acquire in aggregate up to a maximum of approximately 3% of the shares of TIW Czech or the cash equivalent thereof at a price which is not lower than the then fair value. The Company will record an expense, if any, in the period in which the Events become probable.

At any time after December 3, 2004 the TIW Czech shareholders may initiate an orderly sale process. In that event, TIW Czech must use best efforts to sell TIW Czech as a going concern in a timely fashion. The Company has the exclusive right to make a preemptive offer and acquire all the shares of TIW Czech not already owned by the Company if a majority of the other shareholders accept such offer or any subsequent third party offer that is on less favourable terms. The company also has rights of first refusal on any sale of TIW Czech shares to third parties.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

5. PROPERTY, PLANT AND EQUIPMENT AND LICENSES

		Accumulated
		depreciation and	Net
	Cost	amortization	book value
	$	$	$
As at December 31, 2003

Property, plant and equipment
Network equipment and infrastructure	1,400,205	456,276	943,929
Buildings and leasehold improvements	34,903	11,579	23,324
Computer equipment and software	243,407	149,130	94,277
Other equipment	28,558	18,934	9,624
Construction in progress	30,766	—	30,766
	1,737,839	635,919	1,101,920
Licenses	145,627	55,986	89,641

As at December 31, 2002
Property, plant and equipment
Network equipment and infrastructure	1,153,466	298,721	854,745
Buildings and leasehold improvements	34,267	8,716	25,551
Computer equipment and software	193,596	105,844	87,752
Other equipment	26,349	15,376	10,973
Construction in progress	42,820	—	42,820
	1,450,498	428,657	1,021,841
Licenses	140,581	45,988	94,593

Included in buildings and leasehold improvements are assets with a net carrying value of $ 10.5 million [2002 - $11.2] that are financed through an obligation under a capital lease [see Notes 7 and 17].

The Company has undertaken a review of the remaining useful lives of certain of its assets based on the current and expected future technical condition and utility of these assets. As a result, the Company changed the estimated useful lives of certain of these assets reported with network equipment and with computer equipment and software, which resulted in an increase in depreciation expense in 2003 of approximately $21.5 million ($3.0 million in 2002). Included in these amounts are asset writedowns amounting to $6.7 million ($1.6 million in 2002) for property, plant and equipment, the majority of which have already been removed from service.

6. SHORT-TERM LOANS

As at December 31, 2003, MobiFon and Český Mobil have available uncommitted operating credit facilities totaling $20 million and € 10.0 million [$12.6 million] respectively. The € 10.0 million facilities consist of a € 7.0 million and a € 3.0 million facility. The € 7.0 million facility bears interest at a rate of EURIBOR, PRIBOR or LIBOR plus 0.6% per annum for EURO, Koruna and U.S. dollar drawings, respectively. The € 3.0 million expired on January 19, 2004. MobiFon's $9.0 million overdraft facility which permits up to $10.0 million in issuance of letters of guarantee to third parties can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank's cost of funds plus 5% per annum. A second $10 million facility is repayable on demand and bears interest at the rate of the lender's U.S. dollar prime rate plus 3.05% per annum.

As at December 31, 2003 and December 2002, there were no outstanding borrowings under any of the facilities, however, bank guarantees of $3.0 million have been issued by MobiFon under these facilities.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

7. LONG-TERM DEBT

	2003	2002
	$	$

MobiFon Holdings

12.5% Senior Notes, net of unamortized discount of $4,943 as at December 31, 2003	220,057	—

MobiFon
Syndicated senior credit facility	300,000	255,000

Sale and lease back financing [Note 17]	12,700	12,700
	312,700	267,700
Český Mobil
Syndicated senior credit facility
Tranche "A" [€ 269.1 million and Koruna 3.8 billion drawn as at December 31, 2003
€ 236.8 million and Koruna 3.3 billion drawn as at December 31, 2002]	486,593	358,191
Tranche "B" [€ 26.6 million and Koruna 1.7 billion drawn as at December 31, 2003
and December 31, 2002]	100,578	84,910
	587,171	443,101
Financing under supply contracts to be refinanced by the
syndicated senior credit facility [€ 25.9 million - 2002]	—	27,180
	587,171	470,281
	1,119,928	737,981
Less current portion	61,677	—
	1,058,251	737,981

Senior Notes Issued by MobiFon Holdings

On June 27, 2003, MobiFon Holdings closed a $225 million issue of 12.5% Senior Notes ("Notes") by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds from the offering, after deducting issuance expenses, were $210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the noteholders which has been reflected as restricted investments on the balance sheet and $182.5 million was paid to the Company as a reduction of intercompany loans. The short-term investment consists of term deposits and highly liquid debt instruments purchased with a maturity of less than six months. As at December 31, 2003, the interest rates on the short-term investments is 1.1%. The Company utilized a portion of the proceeds to fully repay the demand notes to TIW and, as a result of a June 30, 2003 dividend declaration of $1.69 per share totaling $142.1 million, made distributions of share premium to shareholders, excluding $8.0 million in related withholding taxes, totaling $134.1 million on July 9, 2003.

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the MobiFon Holdings' future subordinated indebtedness and pari passu in right of payment with all of MobiFon Holding's existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the Notes, contains customary negative covenants which among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

In addition, MobiFon Holdings will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon nor to reduce its ownership in MobiFon to below 50.1%.

On November 17, 2003, the notes were exchanged for substantially identical notes registered under the United States Securities Act. During the year ended December 31, 2003, financing costs in the amount of $9.8 million relating to the issuance of these Notes were deferred.

MobiFon

On August 27, 2002, MobiFon closed a $ 300 million senior loan facility. The facility is fully drawn as at December 31, 2003 and the loans outstanding are repayable in quarterly installments starting in January 2004 and maturing in October 2008. The interest rate on the loans is LIBOR + 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR + 2.5% to LIBOR + 4.0% depending on certain financial ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $99.4 million has been fixed at rates ranging from 3.64% to 3.20%.

The terms of the facility allow for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. Under a unanimous security agreement all of the shareholders of MobiFon, including the Company, have encumbered their shares by way of pledge in favor of MobiFon's lenders. The facility is also secured by substantially all of the assets of MobiFon.

MobiFon entered into interest rate swap arrangements on notional principal amounts of $100 million and $30 million whereby the LIBOR portion of the interest on the related loan principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate on the balance outstanding on this facility at December 31, 2003 is 6.6% (6.9% in 2002).

Český Mobil

The amounts due under supply contracts with two telecommunication network equipment suppliers ($27.2 million as of December 31, 2002) had been classified as long-term debt as repayments of such were financed by draws on the senior credit facility. These amounts were not subject to interest. As the syndicate senior credit facility has been fully drawn as of December 31, 2003, these amounts payable ($19.7 million as of December 31, 2003) are now classified with current liabilities.

The syndicated credit facility is composed of two tranches. Tranche A is in the form of a committed revolving credit facility converting on January 19, 2004 to a term loan of up to € 269.1 million and Koruna 3.8 billion, [totaling $486.6 million] currently carrying interest at a rate of EURIBOR plus 1.25% for Euro drawings and PRIBOR plus 1.25% for Koruna drawings, reimbursable by installments determined as a percentage of amounts outstanding under the facility at January 19, 2004 commencing June 2004 and continuing until maturity in December 2008. Tranche B consists of a term loan of up to € 26.6 million and Koruna 1.7 billion, [totaling $ 100.6 million] currently carrying interest at EURIBOR plus 1.50% for Euro drawings and PRIBOR plus 1.50% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility starting in December 2008 until the maturity in December 2009. The facility was fully drawn at December 31, 2003. An affiliate of a significant shareholder of the Company and of TIW Czech is participating in the lending syndicate.

The facility is collateralized by a pledge of TIW Czech N.V.'s shares in Český Mobil and of substantially all of the assets of Český Mobil. As a result, the majority of the net assets of Český Mobil are restricted from distribution to the Company, unless waivers are obtained.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Český Mobil entered into interest rate and currency swaps arrangements pursuant to which € 186.3 million [$235.4 million] of the Euro based borrowings as at December 31, 2003 are effectively Koruna based and, together with an additional 3.7 billion Koruna [$145.5 million] have effective fixed interest rates ranging from 4.39% to 9.01% for maturities extending to December 2008. Swaps have also been entered into on an amount of € 71.8 million [$90.7 million] which has the effect of fixing the Euro to Koruna conversion rate on the interest payments and changing the referenced interest rate from Euribor to Pribor. Interest on this € 71.8 million amount has also been capped through the use of option agreements as follows: € 21.5 million [$27.2 million] and a further 287.6 million Koruna [$11.2 million] are subject to interest rate option agreements which provide that the PRIBOR component of the interest rate on these borrowings will not exceed 8.61% until November 2005; and € 50.3 million [$63.5 million] and 701.2 million Koruna [$27.3 million] are subject to interest rate option agreements which provide that the overall interest rate on these borrowings will not exceed 9.99% until November 2005. To further manage its Euro based borrowing exposure, Český Mobil entered into a 12-month Euro to Koruna cross currency forward purchase arrangement for € 60.0 million ($75.8 million) on May 11, 2003. The Company has also purchased a currency call option to hedge currency risk on the principal of an additional € 10.0 million [$12.6 million] of Euro based debt. The effective weighted average interest rate on this credit facility is 5.9% at December 31, 2003 [7.0% in 2002].

The risk of non-performance by counter-parties to the swap and option agreements in MobiFon and Český Mobil is low, as the agreements have been concluded with large, credit worthy financial institutions.

Minimum annual principal repayments of long-term debt outstanding at December 31, 2003 during the next five years are as follows:

$
2004	61,677
2005	120,422
2006	159,751
2007	216,112
2008	241,330

Covenants

Under the debt agreements and credit facilities described above, the Company is committed to respect certain financial covenants including debt to operating cash flows and certain negative covenants including limitations on the ability to incur indebtedness, pay dividends, use proceeds from sale of assets, make certain other payments, create liens, sell assets and engage in mergers.

8. SHARE CAPITAL

Authorized

200,000,000 Class "A" Subordinate Voting Shares with a nominal value of € 0.10. Each share carries the right to cast one vote.

200,000,000 Class "B" Multiple Voting Shares with a nominal value of € 0.50. Each share carries the right to cast five votes, convertible, at the holder's option, into one Class "A" Subordinate Voting Share and four Class "C" shares. Class "C" Shares with a nominal value of € 0.10 and carrying one vote per share are to be authorized and issued upon conversion of the Class "B" Multiple Voting Shares and are redeemable and cancelable for no consideration.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Issued

	Class "A"		Class "B"
	Subordinate		Multiple
	Voting Shares		Voting Shares		Total
	Number	$	Number	$	Number	$

Balance as at December 31, 2003
and 2002	45,868,498	4,154	38,230,950	17,313	84,099,448	21,467

9. SUPPLEMENTARY INFORMATION ON CONSOLIDATED STATEMENTS OF INCOME

	2003	2002	2001
	$	$	$
Depreciation and amortization
Property, plant and equipment	195,790	146,111	109,825
Licenses	8,855	8,175	7,921
Goodwill	—	—	2,607
	204,645	154,286	120,353
Interest expense
Interest on long-term financing	70,694	52,800	51,246
Interest on short-term financing	5,769	14,644	10,426
Amortization of deferred financing costs	3,900	4,342	5,031
	80,363	71,786	66,703

License amortization for the next five years is expected to be approximately $8.8 million per year. Cost of equipment and cost of services are exclusive of depreciation and amortization, which are shown separately. Advertising costs were $37.2 million, $29.4 million and $25.0 million for 2003, 2002 and 2001, respectively

Other Information

	2003	2002	2001
	$	$	$
Allowance for doubtful accounts
Balance, beginning of year	7,503	8,510	8,888

Bad debt expenses	9,740	7,368	10,495

Uncollectible accounts written off, net of recoveries	(8,947)	(8,375)	(10,873)
Balance, end of year	8,296	7,503	8,510

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

10. INCOME TAXES

Income tax expense in 2003 and 2002 of $49.9 million and $32.3 million, originated entirely in MobiFon and is comprised of $45.8 million and $28.1 million of current income tax and $4.1 million and $4.2 million of deferred income tax, respectively. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes except as to those which relate to MobiFon, which originate from differences in functional currency remeasurement. Significant components of the Company's deferred tax assets and liabilities, which arose principally from operational subsidiaries, are as follows:

	2003	2002
	$	$
Deferred tax assets
Loss carryforwards	31,891	53,460
Carrying value of liabilities in excess of their tax value	1,060	4,428
Tax value of assets in excess of their carrying value	62,429	45,920
Total deferred tax assets before valuation allowance	95,380	103,808
Valuation allowance for deferred tax assets	(94,320)	(99,380)
Deferred tax assets	1,060	4,428
Deferred tax liabilities
Carrying value of assets in excess of their tax value	(8,748)	(7,707)
Net deferred liabilities	(7,688)	(3,279)

As at December 31, 2003, Český Mobil had net operating loss carryforwards that are available to reduce taxable income in future years, as follows:

Losses expiring in:	$

2006	35,100
2007	76,600
2008	4,400
2009	—
116,100

The tax loss carryforwards above are subject to finalization of the tax returns and the amount of such losses may be adjusted due to the utilization of other temporary differences. In aggregate there is no impact on total temporary differences. The deferred tax assets relating to Český Mobil have been fully offset by a valuation allowance due to the limited operating history of Český Mobil. The components of consolidated net income before income taxes and minority interest were as follows:

	2003	2002	2001
	$	$	$

Corporate	(7,133)	(18,242)	(18,362)
Romania	152,085	109,428	75,027
Czech Republic	(25,999)	(73,693)	(95,224)
	118,953	17,493	(38,559)

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

The reconciliation of income tax computed at the statutory tax rates in The Netherlands with income tax expense is as follows:

	2003	2002	2001
	$	$	$

Tax at statutory rate of 35%	(41,634)	(6,123)	13,496
Differences in effective rate attributable to income taxes of other countries	14,168	7,995	3,694
Differences related to assets and liabilities re-measured from local currency
into the functional currency and other permanent differences	(26,092)	(13,173)	(5,743)
Non taxable gain on investment	6,937	—	—
Valuation allowance	(3,289)	(20,972)	(11,447)
Income tax expense	(49,910)	(32,273)	—

11. SUPPLEMENTARY INFORMATION ON CONSOLIDATED STATEMENTS OF CASH FLOWS

	2003	2002	2001
	$	$	$

Changes in operating assets and liabilities
Trade debtors	(26,722)	(9,811)	(11,236)
Inventories	(5,902)	(647)	(1,940)
Prepaid expenses and other current assets	3,617	2,029	2,879
Accounts payable - trade (including taxes)	2,019	5,266	(48,225)
Accounts payable—TIW Group	(2,350)	173	1,080
Accrued liabilities	25,899	(6,914)	(1,600)
Deferred revenues	4,563	6,098	17,211
	1,124	(3,806)	(41,831)

Other cash flow information
Interest paid	60,993	65,132	52,345
Income taxes paid	39,380	24,431	—
Significant non cash investing activities:
Partial settlement on the acquisition of 5.67% in 2001 of MobiFon's
outstanding shares [Note 4]	—	—	17,297
Unpaid acquisitions of property, plant and equipment financed under
supply contracts in Český Mobil [Note 7]	19,668	27,180	58,505

12. SEGMENTED INFORMATION

As at December 31, 2003, the Company has two reportable segments: cellular operations in Romania and in the Czech Republic. The Company's reportable segments are strategic business units that operate in different countries. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, including the impact of consolidation adjustments on the segments. The Company evaluates performance based on service revenues, operating income and operating income before depreciation and amortization.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Information about the reportable segments is summarized as follows:

		Czech	Corporate and
	Romania	Republic	other	Total
	$	$	$	$

Year ended December 31, 2003

Revenues
Services	529,520	385,388	—	914,908
Equipment	28,531	23,646	—	52,177
	558,051	409,034	—	967,085

Cost of services	104,714	163,494	—	268,208
Cost of equipment	53,301	36,053	—	89,354
Selling, general and administrative expenses	118,841	106,143	5,889	230,873
Depreciation and amortization	110,458	94,187	—	204,645
Operating income (loss)	170,737	9,157	(5,889)	174,005
Acquisitions of property, plant and equipment and
licenses (including unpaid acquisitions of $ 19,668
financed under supply contracts)	107,639	69,748		177,387
Property, plant and equipment and licenses as at
December 31, 2003	503,940	687,621	—	1,191,561
Goodwill	43,142	14,077	—	57,219
Total assets as at December 31, 2003	716,695	820,646	88,229	1,626,570
Operating income (loss) before
depreciation and amortization	281,195	103,344	(5,889)	378,650

Year ended December 31, 2002
Revenues
Services	425,567	227,342	—	652,909
Equipment	21,214	20,331	—	41,545
	446,781	247,673	—	694,454

Cost of services	81,462	122,741	—	204,203
Cost of equipment	39,160	25,594	—	64,754
Selling, general and administrative expenses	94,613	79,143	2,106	175,862
Depreciation and amortization	86,919	67,367	—	154,286
Operating income (loss)	144,627	(47,172)	(2,106)	95,349
Acquisitions of property, plant and equipment and
licenses (including unpaid acquisitions of $ 27,180
financed under supply contracts)	100,336	106,560	—	206,896
Property, plant and equipment and licenses as at
December 31, 2002	510,219	608,215	—	1,118,434
Goodwill	45,523	5,083	—	50,606
Total assets as at December 31, 2002	660,341	665,575	1,286	1,327,202
Operating income (loss) before
depreciation and amortization	231,546	20,195	(2,106)	249,635

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

		Czech	Corporate
	Romania	Republic	and other	Total
	$	$	$	$
Year ended December 31, 2001
Revenues
Services	359,868	125,928	—	485,796
Equipment	12,475	18,037	—	30,512
	372,343	143,965	—	516,308
Cost of services	69,835	97,275	—	167,110
Cost of equipment	27,236	22,323	—	49,559
Selling, general and administrative expenses	88,836	65,921	3,275	158,032
Depreciation and amortization	77,791	42,562	—	120,353
Operating income (loss)	108,645	(84,116)	(3,275)	21, 254
Acquisitions of property, plant and
equipment and licenses (including unpaid
acquisitions of $ 58,505 financed under
supply contracts)	125,262	109,211	—	234,473
Operating income (loss) before
depreciation and amortization	186,436	(41,554)	(3,275)	141,607

13. RELATED PARTY TRANSACTIONS

The consolidated financial statements include fees and costs charged to the Company for technical service provided by companies within the TIW group of related companies [the "TIW Group"]. These fees and costs represented principally compensation of the TIW Group's employees involved directly in the Company's operations in areas such as engineering, information technology, marketing, human resources, finance and administration and other costs incurred by the TIW Group on behalf of the operational subsidiaries. These fees and costs included with selling, general and administrative expenses amount to $5.5 million, $3.7 million and $10.5 million in 2003, 2002 and 2001 respectively.

In 2003 advances from the parent company which bore interest at 14% annually were repaid. In 2003, interest expense of $4.8 million [$14.4 million and $10.0 million in 2002 and 2001, respectively] was charged on these advances from the parent company.

A significant shareholder of TIW Czech and of TIW has committed 8.2% of Český Mobil's syndicated senior credit facility which has been described in note 7.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

14. OTHER COMMITMENTS AND CONTINGENCIES

Commitments under long-term operating leases and supply contracts

The future minimum lease payments under operating leases, relating primarily to properties and sites, over the next five years, are as follows:

$
2004	23,600
2005	18,200
2006	18,100
2007	16,900
2008	14,000
Total	90,800

Not included in the above are annual line lease payments and annual microwave lease payments of approximately $5.8 million and $2.9 million, respectively, the contracts for which can be terminated, subject to a 6 month lease payment penalty. Rental expenses amounted to $19.1 million, $13.7 and $11.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

In addition, according to the lease agreements with certain lessors, MobiFon has issued guarantees in the aggregate value of $3.0 million in 2003, to cover the lessors against any proven claims for the Company's non-performance of its contractual obligations during the building construction period and lease term.

The Company's operating subsidiaries have purchase commitments of approximately $22.3 million with network equipment and systems support providers.

As of December 31, 2003, MobiFon is also committed to a frame leasing agreement with a national power supplier for 17 years or the end of the GSM license period which ever is shorter commencing in 2003, whereby the power supplier agreed to lease out 2 fiber optic strands over certain voltage poles and technical space to MobiFon and it agreed to lease out communication capacity to the power supplier over a portion of the capacity of the enabled fiber. The lease payments and receipts, which individually are estimated to reach $5 million per annum by the end of the contract, are expected to offset one another such that minimal cash payments, if any, will be made by either party. The estimated cost to MobiFon to enable the entire leased fiber to be utilized is $8.5 million of which $1.7 million has been incurred in 2003 and $3.4 million in 2002.

Under its site leases, the Company is generally committed to returning each site to its original state. The associated exit costs re expected to be insignificant because the Company estimates that most of its lease sites will be renewed at their expiry. Consequently, no provision has been recorded for asset retirement obligation and the associated exit costs will be provided for when such liabilities arise.

Product Warranties

In 2003, Český Mobil began to offer a guarantee on certain handsets sold to its subscribers for a term of one year following the expiry of the suppliers' one year warranty. The Company's policy to record an estimated warranty cost at the time the handset is sold is based on prior history. As at December 31, 2003, an amount of $0.3 million was provided for in relation to this warranty.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

License agreements

The Company's operational subsidiaries are committed to pay minimum annual spectrum fees of approximately $19 million. Starting with 2003 the new Romanian regulatory act provides for other fees based on a percentage of revenue and on other basis that have yet to be determined. The conditions to the various license agreements require the Company's operational subsidiaries to substantially meet the deployment plans set out in their license agreements and, in certain instances, to provide a specified level of services in their respective coverage areas.

Regulatory claims and litigations

In the normal course of business, the Company's operational subsidiaries actions are subjected to scrutiny by various regulatory agencies, which, from time to time, will initiate administrative proceedings against the Company for alleged breaches to different regulations including arrangements for interconnection fees. The Company believes that the ultimate outcome of any of such proceedings will not be materially adverse to the Company.

15. FINANCIAL INSTRUMENTS

Fair value

The carrying amounts of cash and cash equivalents, short-term investments, trade debtors, accounts payable, accrued interest payable, accrued liabilities, amounts receivable or payable to minority interests, taxes recoverable and payable approximate their fair values due to the short-term maturities of these instruments.

The fair value of the portion of the MobiFon's secured senior credit facility for which the interest rate has been fixed approximates $100.9 million (2002: $94.8 million). The fair value of the sale and lease back financing in MobiFon is not determinable because of the rarity of similar transaction in Romania (see Note 17). The fair value and effective interest rate of the MobiFon Holdings 12.5% Senior Notes, based on their trading on the over-the-counter market, were approximately $258.8 million and 9.4% respectively. The carrying amounts of other long-term debt approximate their fair values because their interest rates fluctuate with market interest rates or are similar to interest rates currently available to the Company.

Derivative financial instruments

MobiFon entered into swap agreements during 1997, 1998 and 2000 which matured in April 2002. The associated net loss of $1.8 million recorded in Accumulated Other Comprehensive Income ("AOCI") within shareholders' equity as of December 31, 2001 has been entirely recognized in income in 2002 as interest expense. As further described in Note 7, during October 2002, MobiFon entered into swap agreements to fix the LIBOR portion of the interest on $130 million of variable interest rate debt through October 14, 2008. As of December 31, 2003, total unrealized losses, net of tax and minority interest, of approximately $1.1 million (2002 - $1.7 million) related to these swap agreements was recorded in AOCI since the Company's assessment of the hedging relationship revealed no ineffectiveness.

Additionally, as further described in Note 7, to hedge its variable interest rate and Euro based debt currency exposures Cesky Mobil has entered into a number of interest rate and cross currency swap arrangements and options all of which have been designated as cash flow hedges. $4.7 million [2002 - $1.9 million; 2001 - $9.5 million] of the unrealized loss associated with the swaps was reflected in income against the change in carrying value of the related hedged foreign currency debt; since the Company's assessment of the hedging relationship revealed no ineffectiveness, the remaining unrealized loss, net of tax and minority interest, was recorded in AOCI.

For the years ended December 31, 2003, 2002 and 2001, respectively, the change in the fair value of the Company's interest rate swap and foreign currency cash flow hedges totaled $10.3 million, $13.9 million and $30.8 million, of which $4.7 million, $1.9 and $9.5 million was reflected in income against the change in carrying value of the related hedged foreign currency debt; the effect on Other Comprehensive Income, after accounting for minority interest share of these changes, in 2003 and 2002 was $1.8 million and $2.6 million, and in 2001, including a cumulative effect adjustment of approximately $1.3 million as of January 1, 2001, was $6.8 million. The unrealized losses are included in long-term liabilities.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

A rollforward of Accumulated Other Comprehensive Income related to these hedges is provided below:

	MobiFon	Český Mobil	Total

Balance as of December 31, 2000	—	—	—
Cumulative effect of adopting Statement 133	1,318	—	1,318
Net change in derivative fair value during the year	453	4,990	5,443
Balance as of December 31, 2001	1,771	4,990	6,761

Expiration of hedge in April 2002	(1,771)	—	(1,771)
Net change in derivative fair value during the year	1,726	2,681	4,407
Balance as of December 31, 2002	1,726	7,671	9,397
Net change in derivative fair value during the year	(644)	(1,129)	(1,773)
Balance as of December 31, 2003	1,082	6,542	7,624

Interest Rate Risk

The Company has exposure to interest rate risk for floating interest rate instruments. Fluctuations in interest rates will have an effect on the valuation and the collection or repayment of these instruments.

Credit risk

The concentration of credit risk with respect to trade debtors is limited due to the composition of the customer base, which includes a large number of individuals and businesses. The Company evaluates the credit-worthiness of customers in order to limit the amount of credit extended where appropriate and establishes an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. Cash and cash equivalents are deposited with a limited number of financial institutions. However, risk of losses is managed by the Company through a policy of only dealing with large, creditworthy financial institutions.

Currency risk

MobiFon operates in a developing economy with high rates of inflation and significant currency devaluation. There is a consequent risk of loss in value in respect to net monetary assets held in Romanian Lei. As at December 31, 2003, the net monetary position held in Romanian Lei and expressed in U.S. dollars was $10.6 million [$13.3 million as at December 31, 2002].

The movement in the foreign currency translation adjustment of $4.0 million, net of minority interest of $12.5 million reported as comprehensive income for the year ended December 31, 2003, is explained by the appreciation of the Czech Koruna during 2003. The exchange rate was 30.12 Czech Koruna for one US$ and 25.65 Czech Koruna for one US$ as at December 31, 2002 and December 31, 2003, respectively.

16. CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements were prepared in accordance with U.S. GAAP, which varies in certain respects from Canadian GAAP. The application of Canadian GAAP to these consolidated financial statements would not have materially affected the presentation and disclosure in these consolidated financial statements, except for the following:

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Under Canadian GAAP, no comprehensive income statement would be presented in the consolidated financial statements. The translation adjustment would be presented directly in the shareholders' equity on a cumulative basis. In addition, the change in the fair value of the interest rate swap and foreign currency hedges would not be recorded and accordingly, the shareholders' equity would be increased by $7.6 million and $9.4 million, minority interest would be increased by $21.3 million and $25.1 million, deferred income tax assets would be reduced by $0.7 million and $0.9, long term assets would increase by $1.2 million and NIL, short term liabilities would increase by $1.4 million and NIL and long term liabilities would be reduced by $29.8 million and $35.4 million as at December 31, 2003 and December 31, 2002, respectively, under Canadian GAAP.

17. SUBSEQUENT EVENTS

Acquisition of Shares in MobiFon and TIW Czech

On February 10, 2004 MobiFon Holdings and TIW entered into a definitive agreement pursuant to which TIW will acquire, from a minority shareholder, 5.9% of MobiFon in exchange for the issuance of 12,971,119 its common shares. Following the closing of the transaction as agreed, TIW will transfer the MobiFon shares to MobiFon Holdings which will increase its equity interest in MobiFon from 57.7% to 63.5%. In consideration for the MobiFon shares, MobiFon Holdings will issue subordinated debt and equity securities to TIW. The transaction is subject to other MobiFon shareholders' pro rata rights of first refusal which, if exercised, will reduce the actual number of shares to be acquired by the Company. At minimum, MobiFon Holdings will acquire a 3.6% interest in MobiFon. As part of the transaction, the selling minority shareholder of MobiFon who also has a minority position in TIW Czech, will sell to the Company some of its shares in TIW Czech. The number of TIW Czech shares that the Company will acquire depends on the extent to which other MobiFon and TIW Czech shareholders exercise their respective rights of first refusal. If none of those rights of first refusal are exercised, the Company will acquire a 2.9% equity interest in TIW Czech for a cash consideration which will be financed by cash on hand and advances from TIW. The Company would therefore increase its equity interest in TIW Czech from 24.2% to 27.1% upon the closing of the transaction. The closing of the transaction, which will be accounted for using the purchase method, remains subject to certain conditions including regulatory approval and is expected to take place during the first quarter of 2004.

Sale and Lease Back Financing - MobiFon

On January 30, 2004, MobiFon sold its option to buy the properties which are currently the subject of a sale and leaseback financing and accounted for as capital leases [See Notes 5 and 7]. In addition, MobiFon concluded an operating lease agreement for these properties with a total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement becomes effective July 4, 2004 and MobiFon has the option to prolong the lease for another 6 years. The closing of this transaction remains subject to certain conditions.

18. COMPARATIVES FIGURES

Certain comparative figures were reclassified to conform to the presentation adopted in 2003.